Premier Community Bankshares, Inc.







P.E.
12-31-04

AR/S





2004

Annual Report

Premier Community Bankshares, Inc. is a multi-bank holding company created in 2000 through the merger of Rockingham Heritage Bank and The Marathon Bank. The company has 16 full service branches in the Shenandoah Valley region of Virginia plus a loan production office in Martinsburg, West Virginia, the northernmost part of the Valley. Plans are well under way to open a new bank, Premier Bank, with offices in Martinsburg and Shepherdstown, West Virginia.

The market area directly served by the company consists of a population in excess of 500,000 and is growing at a rate that is almost double that of the two state average. This is caused largely by being located adjacent to the fast growing Northern Virginia, Washington, DC and Baltimore areas.

The subsidiary banks operate in a highly autonomous manner and focus on quality customer service. This operating style has allowed them to retain their local community bank status, which has contributed greatly to their growth and success. In the four years since the banks joined forces, the company has more than doubled in size, growing at a compound rate of nearly 24% per year. Earnings, during this period, increased at an annual rate of 25%.



PREMIER COMMUNITY BANKSHARES, INC.

STOCK LISTING

Current market quotations for the common stock of Premier Community Bankshares, Inc. are available on the NASDAQ Small Cap Market under the symbol PREM.

STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-266-1340

INDEPENDENT AUDITORS

Yount, Hyde & Barbour, P.C.
Winchester, VA

MARKET MAKERS

McKinnon & Company, Inc.
Norfolk, VA

Scott & Stringfellow
Richmond, VA

Koonce Securities, Inc.
Bethesda, MD

LEGAL COUNSEL

Williams Mullen
Richmond, VA

CORPORATE HEADQUARTERS

Premier Community Bankshares, Inc.
4095 Valley Pike
Winchester, VA 22602

Mailing Address:
P. O. Box 998
Stephens City, VA 22655
(540) 869-6600

SHAREHOLDER VALUE

♦ **Net Income (In Thousands)**
An average increase of 26% annually.



♦ **Book Value (per share)**
An average growth rate of 15% per year.



♦ **Market Value (per share)**
A 290% increase since 2000.



Premier Community Bankshares, Inc. has continued to out perform the previous year since the merger in 2000 between Rockingham Heritage Bank and The Marathon Bank.

During this period of unprecedented growth, our Company's Board of Directors, officers, and employees continue to show their dedication.

As a result of their hard work and dedication, the Company has provided an enhanced increase in shareholder value to our owners.

♦ **Asset Growth (In Thousands)**
A 24% average growth per year.



♦ **Loan Growth (In Thousands)**
An increase of 162% since 2000.



♦ **Deposit Growth (In Thousands)**
An average increase of 23% per year.



LETTER TO OUR SHAREHOLDERS

We are proud to report that 2004 was another outstanding year for your company. Earnings increased 20%, total assets grew 24%, and the market recognized this performance by moving the value of your stock up 16% to $20.48 per share at year end.

Total earnings for 2004 were $6.3 million versus $5.3 million in 2003. On a fully diluted per share basis, earnings were $1.26 compared to $1.11 a year earlier. Loan growth of $104 million accounted for almost all of the $113 million increase in total assets and was the primary reason earnings increased.

The company continues to benefit from the significant gains in population being experienced in the Winchester, Virginia and the Martinsburg, West Virginia markets. From 2000 to 2003, The Marathon Bank market's population grew by 7.1% as compared to 4.3% for the state of Virginia; and the market population of Premier Bank, a de novo bank in organization in the eastern panhandle of West Virginia, increased by 11.4% compared to 0.1% for the state of West Virginia. Banking activity follows population growth and the Banks successfully attracted more than their share of the new business. The company now serves a population base in excess of 500,000 over a two-state area stretching approximately 140 miles along US Interstate 81.

During 2004, Rockingham Heritage opened one new branch office in Bridgewater, Virginia and began planning for its ninth office in the Broadway, Virginia area. The Marathon Bank began negotiations and planning for adding two new branches and expanding two existing offices during 2005. Premier Bank spent considerable efforts obtaining building permits in Martinsburg and Shepherdstown and expects to open in both locations later this year.

Economic activity has been very strong over the past several years in our entire market and it appears 2005 will be no exception. Real estate development and sales continue to lead the way, closely followed by commercial expansion. We expect all three banks to continue to share in this growth and benefit accordingly.

We thank you for your continued support and the business you bring to us. We also want to acknowledge our outstanding group of employees who make all of this possible.

Sincerely,





John K. Stephens,
Chairman

Donald L. Unger, President
and Chief Executive Officer

	For the Years Ended December 31				
	2004	2003	2002	2001	2000
	(in 000's except share data)				
INCOME STATEMENT DATA					
Interest Income	$ 31,452	$ 26,512	$ 23,114	$ 20,235	$ 18,487
Interest Expense	8,971	8,293	8,468	9,064	8,209
Net Interest Income	$ 22,481	$ 18,219	$ 14,646	$ 11,171	$ 10,278
Provision for Loan Losses	1,020	919	1,100	687	483
Net Interest Income after Provision	21,461	17,300	13,546	10,484	9,795
Noninterest Income	4,439	3,654	2,440	1,904	1,332
Other Expense	16,573	13,213	9,527	7,514	7,126
Income before Income Taxes	9,327	7,741	6,459	4,874	4,001
Income Taxes	2,984	2,485	2,095	1,624	1,457
Net Income	$ 6,343	$ 5,256	$ 4,364	$ 3,250	$ 2,544
PER SHARE DATA					
Net, Income-Basic	1.30	1.14	0.96	0.72	0.56
Net Income-Diluted	1.26	1.11	0.94	0.71	0.55
Cash Dividends	0.21	0.18	0.15	0.12	0.10
Book Value Per Share	9.00	7.96	6.55	5.69	5.13
BALANCE SHEET DATA					
Assets	$ 575,747	$ 462,899	$ 393,755	$ 299,865	$ 246,315
Loans, Net	486,865	382,459	312,554	229,300	185,706
Securities	27,313	24,051	25,296	21,393	23,063
Deposits	483,933	397,345	345,062	257,637	212,155
Shareholders' Equity	44,262	38,877	29,824	25,745	23,308
Shares Outstanding *(actual)*	4,919,548	4,881,084	4,555,484	4,527,484	4,546,695
PERFORMANCE RATIOS					
Return on Average Assets	1.20%	1.22%	1.27%	1.22%	1.12%
Return on Average Equity	15.20%	15.86%	15.63%	13.12%	11.45%
Equity to Assets	7.69%	7.68%	8.13%	8.59%	9.46%
Net Interest Margin	4.65%	4.63%	4.67%	4.52%	4.92%
Efficiency Ratio	61.04%	59.90%	55.30%	57.10%	61.17%
Allowance for Loan Losses to Loans	1.02%	1.06%	1.06%	1.06%	1.07%
CAPITAL AND LIQUIDITY RATIOS					
Risk Based:					
Tier 1 Capital	11.85%	13.68%	11.51%	14.04%	12.13%
Total Capital	12.89%	14.80%	12.56%	15.10%	13.16%
Average Loans to Average Deposits	97.98%	93.29%	92.00%	89.30%	86.46%
Average Shares Outstanding:					
Basic	4,893,442	4,602,466	4,537,185	4,514,377	4,561,439
Diluted	5,048,797	4,745,089	4,621,088	4,591,734	4,615,023

Walter H. Aikens
Clifton L. Good
Stephen T. Heitz, *Treasurer/Assistant Secretary*
Joseph W. Hollis, *Secretary*

Meryl G. Kiser
Wayne B. Ruck
Paul R. Yoder, Jr.

OFFICERS

Patrick J. Kelly, *Internal Auditor*
George F. Kreps, *Compliance Officer*

BANK DIRECTORS

THE MARATHON BANK

Walter H. Aikens
Frank H. Brumback
Robert W. Claytor
Clifton L. Good
Ralph S. Gregory
Thomas W. Grove
Joseph W. Hollis
Gerald H. Kidwell
Keith R. Lantz
Lewis W. Spangler
Donald L. Unger, *Chairman*

ROCKINGHAM HERITAGE BANK

G. John Avoli
Paul S. Cline
Mensel D. Dean
Rodney L. Eagle
Joseph K. Funkhouser, II
Stephen T. Heitz
Wayne B. Ruck
Donald E. Showalter
John K. Stephens, Chairman
Jeremiah B. Sullivan
Paul R. Yoder

OFFICERS

THE MARATHON BANK

Donald L. Unger, *Chief Executive Officer*
James C. Youngblood, *President*
Frederick A. Board, *Senior Vice President and CFO*
Katrina K. Meade, *Senior Vice President*
Judy W. Mills, *Senior Vice President*
Stephen L. Prather, *Senior Vice President*

WEST VIRGINIA OPERATIONS

Meryl G. Kiser, *President*
Ann Powell, *Executive Vice President, CFO and Cashier*
Dale B. Homan, *Senior Vice President*
Guy R. Avey, III, *Senior Vice President*

Vice Presidents

Larry P. Anderson
Karen Y. Carroll
Kimberly A. Clark
Christopher S. Colbert
Gregory T. Coons
Leah Day
Susan W. Fitzgerald
Debra K. Harris
Mason L. Kimble
Debra R. Morfit
Barbara S. Morris
Susan M. Ralls
Jeffrey B. Riggleman
George H. Sheetz
Joseph L. Thompson, III
Shasta Vance
Harold T. White Jr.

Wade W. Menefee, III, *Investment Officer*

Assistant Vice Presidents

Tina R. Anderson
Keith A. Brill
Wendy L. Dunn
Dawn C. Kent
Mary C. Lehman
Susan R. Miller
Trisha K. Moreland
Stefany M. Robertson
Deborah L. Rudolph
Kimery A. Ryman
Patricia S. Stine
Thomas E. Thayer
Suzanne W. Thomas

Marathon Bank Branches

Winchester and Frederick County
1041 Berryville Avenue (540) 667-3297
1447 N. Frederick Pike (540) 722-4700
4095 Valley Pike (540) 869-6600
139 N. Cameron Street (540) 542-6130
199 Front Royal Pike (540) 450-0328

Front Royal
300 Warren Avenue (540) 636-7799
1729 N. Shenandoah Avenue (540) 635-9924

Woodstock
1014 South Main Street (540) 459-5050

ROCKINGHAM HERITAGE BANK

John K. Stephens
President and Chief Executive Officer
Steven H. Gordon
Executive Vice President and Assistant Secretary
Frederick W. Galway, Jr.
Controller

Senior Vice Presidents

James L. Grove
Joseph S. Harter
Gerald A. Hopkins
Edward A. Strunk
Christopher P. Vames

Vice Presidents

Susan R. Barnett
Robert E. Blosser
Gloria S. Elyard
Michael A. Estes
Thomas J. Galvin
Phil Harder
Linda S. Hartley
Sandra K. McIntyre
Edward L. Pursley
Robert R. Ring
Dixie R. Monger Tanner

Assistant Vice Presidents

Carolyn L. Beam
Cindy L. Giron
Yolunda M. Rouse
Ann C. Wescott

Barbara W. Fulk, *Branch Officer*
Ruth Peaden, *Loan Administration Officer*
Karen Rose, *Branch Operations Support Manager*

Rockingham Heritage Bank Branches

Harrisonburg
110 University Boulevard (540) 432-9300
677 Chicago Avenue (540) 564-0057
1980 South Main Street (540) 433-9950

Elkton
410 W. Spotswood Trail (540) 298-9293

Waynesboro
2556 Jefferson Highway (540) 942-8488

Weyers Cave
54 Franklin Street (540) 234-0565

Staunton
49 Lee Jackson Highway (540) 887-2343

Bridgewater
309 North Main Street (540) 515-0003

Broadway – Loan Production Office
124 S. Main Street (540) 896-7377

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
Commission file number 0-18868

Premier Community Bankshares, Inc.

(Exactn name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	**54-1560968** (I.R.S. Employer Identification No.)
4095 Valley Pike **Winchester, Virginia** (Address of principal executive offices)	**22602** (Zip Code)

Registrant's telephone number, including area code **(540) 869-6600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	n/a

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $1.00 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes _X_ No __

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. **$76,583,574**

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of March 2, 2005. 4,927,148

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for the 2005 Annual Meeting of Shareholders – Part III

PART I

Item 1. Business

General

Premier Community Bankshares, Inc. is a bank holding company that was incorporated in June 1989. We own all of the outstanding stock of The Marathon Bank, which was incorporated in August 1987, and Rockingham Heritage Bank, which was incorporated in June 1989. We acquired Rockingham Heritage Bank in November 2000. Our headquarters are in Frederick County, Virginia.

Premier is a holding company for Marathon and Rockingham Heritage and is not directly engaged in the operation of any other business. All of our business is conducted through Marathon and Rockingham Heritage. Our subsidiary banks operate autonomously, with separate local identities, management teams and decision-making processes, and without strict operating control from the holding company. Each bank has full responsibility for day-to-day operations, with minimal support from the holding company level. As a result, each bank can tailor its services and products to the needs of its community. The board of directors of the holding company does monitor the financial and operational performance of both banks.

Marathon and Rockingham Heritage, which are chartered under Virginia law, conduct a general banking business. Both banks' deposits are insured by the Federal Deposit Insurance Corporation and both are members of the Federal Reserve System.

We offer checking accounts, savings and time deposits, and commercial, real estate, personal, home improvement, automobile and other installment and term loans. We also offer travelers checks, safe deposit, collection, notary public, discount brokerage service, and other customary bank services (other than trust services). The three principal types of loans that we make are commercial and industrial loans, real estate loans and loans to individuals for household, family, and other consumer costs. Our banking offices include drive-up facilities. There are automated teller machines located at each of Marathon's offices and an additional nine off-premise ATMs operated by Marathon. Rockingham Heritage has 23 ATMs throughout its market area.

Principal Market Areas

Our business in the area served by Marathon (the counties of Frederick, Clarke, Shenandoah, Warren and the city of Winchester, Virginia) and Rockingham Heritage (Rockingham and Augusta counties, and the cities of Harrisonburg, Waynesboro, and Staunton, Virginia) is highly competitive with respect to both loans and deposits. In addition, the loan production office in Martinsburg, West Virginia serves the counties of Morgan, Jefferson, and Berkeley, West Virginia. In our primary service area, there are numerous commercial banks (including large, multi-state banks with multiple offices) offering services ranging from deposits and real estate loans to full service banking. Certain of the commercial banks in this service area have higher lending limits than us and may provide various services for their customers that we do not offer.

According to a market share report prepared by the FDIC, Marathon's deposits as a percentage of total deposits in financial institutions in its market areas was 10.9% as of June 30, 2004, the most recent date for which market share information is available. Rockingham Heritage's deposits as a percentage of total deposits in financial institutions in its market areas was 6.6% as of June 30, 2004. Total deposits in the market areas of Marathon and Rockingham as of June 30, 2004, were $2.7 billion and $2.5 billion, respectively.

Expansion into West Virginia

The Corporation intends to organize a third bank in West Virginia, which will be named Premier Bank. The Corporation plans to locate Premier Bank's headquarters in Martinsburg and its initial branch office in Shepherdstown, West Virginia. It is expected that Premier Bank will open in the second quarter of 2005. The banking charter has been received from the state of West Virginia, as well as approval for deposit insurance from the FDIC. Premier Bank was originally expected to open during the third quarter of 2004, but was unable to do so due to unexpected delays in the local government planning process. Premier Bank will offer a wide variety of deposits and loans, including residential loans, commercial loans and commercial construction and development loans. The Corporation currently operates a loan production office in the Martinsburg area, which was approved by West Virginia's Division of Banking on October 6, 2003.

Martinsburg and Shepherdstown are located in Berkeley County and Jefferson County, respectively, in West Virginia's eastern panhandle. Martinsburg and Shepherdstown are approximately 80 and 60 miles, respectively, from both Washington, D.C. and Baltimore, Maryland. Many commuters to Washington and Baltimore and their populous suburbs in northern Virginia and Maryland live in Berkeley County and Jefferson County. There is commuter train service from Martinsburg to Washington and Baltimore.

Since 1990, the projected market area for our new bank has experienced rapid growth. Berkeley County's population grew from 59,300 to 75,900 between 1990 and 2000. In 2000, its average unemployment rate was 3.0% and its per capita income was $23,000. Major employers in Berkeley County include Berkeley County Schools, General Motors and Quad Graphics, and a number of other companies maintain distribution centers there. The federal government also has a strong presence in the county, including an Internal Revenue Service center, the VA Medical Center and the West Virginia Air National Guard. As of June 30, 2004, the most recent date for which market share information is available, Berkeley County had $802 million of total bank deposits.

From 1990 to 2000, Jefferson County's population grew from 36,000 to 42,000. In 2002, its per capita income was $26,900 and its unemployment rate was 3.1%. Major employers in Jefferson County include Penn National Gaming in Charles Town, Jefferson Memorial Hospital and the Jefferson County Board of Education. As of June 30, 2004, Jefferson County had $577 million of total bank deposits.

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk, our policy gives loan amount approval limits to individual loan officers based on their position and experience. The risk associated with real estate mortgage loans and consumer loans varies, based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

We have written policies and procedures to help manage credit risk. Our loan review process includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with our policies.

Marathon uses an in-house management loan committee and a directors' loan committee to approve loans. The in-house loan committee, which consists of the president or senior vice president and two vice presidents, meets weekly to review loans which exceed individual loan authorities for loans that are intended to be held in the portfolio. This committee approves unsecured loans up to $400,000, secured loans with non-negotiable collateral up to $500,000 and secured loans with negotiable collateral up to $1,000,000. The directors' loan committee, which is made up of six directors, approves loans up to the legal lending limit. The directors' loan committee also reviews lending policies proposed by management.

Rockingham's loan approval structure is similar to Marathon's. Rockingham's officer loan committee, which consists of the president or chief lending officer and two additional senior lending officers, approves loans in excess of individual loan officers lending authorities. These individual authorities vary up to $500,000. Loans in excess of $1,000,000 and up to the bank's legal lending limit are approved by a directors' loan committee, which consists of the president and three outside directors. The directors' loan committee also reviews loan policies and procedures, delinquent loans and other potential problem loans.

In the experience of both subsidiary banks, residential loan originations come primarily from walk-in customers, real estate brokers and builders. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. All completed loan applications are reviewed by our salaried loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on each subsidiary bank's experience and guidelines with respect to credit underwriting, as well as the guidelines issued by the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and other purchasers of loans, depending on the type of loan involved. The non-conforming one-to-four-family adjustable-rate mortgage loans that we originate, however, are not readily salable in the secondary market because they do not meet all of the secondary marketing guidelines. Real estate is appraised by independent fee appraisers who have been pre-approved by the bank and/or board of directors.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements, including commitments to extend credit. At December 31, 2004, commitments to extend credit totaled $76.4 million.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. At December 31, 2004, commercial real estate loans aggregated $142.9 million or 29.1% of our gross loans.

In our underwriting of commercial real estate, we may lend up to 100% of the secured property's appraised value, although our loan to original appraised value ratio on such properties is 80% or less in most cases. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we generally require personal guarantees or endorsements of borrowers. We also carefully consider the location of the security property.

One-to-Four-Family Residential Real Estate Lending

We make loans secured by one-to-four-family residences, all of which are located in our market area. We evaluate both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. We make loans in amounts of up to 100% of the appraised value of the underlying real estate. Loans are made with a loan to value up to 95% for conventional mortgage loans and up to 100% for loans guaranteed by either the Federal Housing Authority or the Veterans Administration. For conventional loans in excess of 80% loan to value, private mortgage insurance is secured insuring the mortgage loans to 75% loan to value. Generally if the loans are not made to credit standards of FHLMC, additional fees and rate are charged.

Although, due to competitive market pressures, we do originate long-term, fixed-rate mortgage loans, we currently underwrite and document all such loans to permit their sale in the secondary mortgage market. Certain loans that may not qualify for sale into the secondary market are structured as balloon notes payable in full within a five-year period and are held in our portfolio. At December 31, 2004, loans secured by one-to-four family residences aggregated $131.2 million or 26.7% of our gross loans.

All one-to-four-family real estate mortgage loans being originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon the sale of the mortgage property. It is our policy to enforce these due-on-sale clauses concerning fixed-rate loans.

We require, in connection with the origination of residential real estate loans, title opinions or title insurance and fire and casualty insurance coverage, as well as flood insurance where appropriate, to protect our interest. The cost of this insurance coverage is paid by the borrower.

We expect that Premier Bank, once it is organized, will make adjustable rate mortgages, in addition to fixed rate mortgage loans. One-to-four-family residential adjustable-rate mortgage loans will have interest rates that adjust every one or three years, generally in accordance with the rates on one-year and three-year U.S. Treasury bills. We expect that these loans will generally limit interest rate increases for each rate adjustment period and have an established ceiling rate at the time the loans are made. To compete with other lenders in our market area, we may make one-year loans at interest rates that, for the first year, are below the index rate that would otherwise apply to these loans. There are unquantifiable risks resulting from potential increased costs to the borrower as a result of repricing. It is possible, therefore, that during periods of rising interest rates, the risk of defaults on these loans may increase due to the upward adjustment of interest costs to borrowers.

Construction Lending

We make local construction loans, both residential and commercial, and land development loans. At December 31, 2004, construction and land development loans outstanding were $101.4 million, or 20.6%, of gross loans. All of these loans are concentrated in our local market area. The average life of a construction loan is approximately nine months. While some loan rates are fixed, many reprice monthly to meet the market, based on the prime rate. Because the interest charged on these loans floats with the market, they help us in managing our interest rate risk. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the home or land under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, we limit most of our loan amounts to 80.0% of appraised value, in addition to our usual credit analysis of our borrowers. We also obtain a first lien on the property as security for our construction loans and personal guarantees from the borrower's principal owners.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, letters of credit, and home equity loans. At December 31, 2004, we had consumer loans of $25.5 million or 5.2% of gross loans. Such loans are generally made to customers with whom we had a pre-existing relationship. We originate all of our consumer loans in our market area and intend to continue our consumer lending in this geographic area.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as us, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral. We add general provisions to our loan loss allowance at the time that the loans are originated. Consumer loan delinquencies often increase over time as the loans age. We have very few unsecured consumer loans.

The underwriting standards that we employ for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income for primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Commercial Loans

Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, we generally secure appropriate collateral and monitor the financial condition of our business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. Our standard operating procedure includes a credit review and monitoring

process to review the cash flow of commercial borrowers. At December 31, 2004, commercial loans totaled $63.1 million, or 12.8% of gross loans.

Employees

As of December 31, 2004, we had 243 total employees, 204 of which were full-time employees. None of our employees is covered by any collective bargaining agreement, and relations with employees are considered excellent.

Supervision and Regulation

General. As a bank holding company, the Corporation is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity that is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

As state-chartered banks, Marathon and Rockingham Heritage are subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. They also are subject to regulation, supervision and examination by the Federal Reserve Board. State and federal law also governs the activities in which Marathon and Rockingham Heritage engage, the investments that they make and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect the operations of each of Marathon and Rockingham Heritage.

Premier Bank, which we are currently organizing in West Virginia, will also be a state-chartered bank, but it will not be a member of the Federal Reserve. As a result, Premier Bank will be subject to regulation, supervision and examination by West Virginia's Division of Banking and the Federal Deposit Insurance Corporation.

The earnings of the Corporation's subsidiaries, and therefore the earnings of the Corporation, are affected by general economic conditions, management policies, changes in state and federal legislation and actions of various regulatory authorities, including those referred to above. The following description summarizes the significant federal and state laws to which the Corporation and Marathon and Rockingham Heritage are subject. To the extent that statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Payment of Dividends. The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. Virtually all of the Corporation's revenues will result from dividends paid to the Corporation by Marathon and Rockingham Heritage. Marathon and Rockingham Heritage are subject to laws and regulations that limit the amount of dividends that they can pay. In addition, the Corporation and Marathon and Rockingham Heritage are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past three years has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Corporation does not expect that any of these laws, regulations or policies will materially affect the ability of Marathon and Rockingham Heritage to pay dividends.

Insurance of Accounts, Assessments and Regulation by the FDIC. The deposits of Marathon and Rockingham Heritage are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the limits set forth under applicable law. The deposits of Marathon and Rockingham Heritage are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors (including

supervisory evaluations). Depository institutions insured by the BIF that are "well capitalized" are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from .03% to .27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. However, because the legislation enacted in 1996 requires that both Savings Association Insurance Fund insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is assessing BIF-insured deposits an additional 1.30 basis points per $100 of deposits to cover those obligations.

The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances that could result in termination of any deposit insurance of TMB or RHB.

Capital. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Corporation and Marathon and Rockingham Heritage are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital," which, together with Tier 1 capital, composes "total capital").

In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

Premier Bank will be subject to similar guidelines that the FDIC has issued.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

The federal banking agencies also have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. As of December 31, 2004, the Corporation and Marathon and Rockingham Heritage were classified as well capitalized.

State banking regulators also have broad enforcement powers over Marathon and Rockingham Heritage, including the power to impose fines and other civil and criminal penalties, and to appoint a conservator.

Community Reinvestment The requirements of the Community Reinvestment Act are also applicable to each bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Marathon received an outstanding rating in its most recent CRA examination, and Rockingham Heritage received an outstanding rating in its most recent CRA examination.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state was authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 (the "Act") was signed into law on November 12, 1999. The Act covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of the Act's provisions require the federal bank regulatory agencies and other regulatory bodies to adopt regulations to implement the Act, and for that reason an assessment of the full impact on the Corporation of the Act must await completion of that regulatory process.

The Act repeals sections 20 and 32 of the Glass-Stegall Act, thus permitting unrestricted affiliations between banks and securities firms. The Act also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, brokerage, investment and merchant banking and insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a satisfactory Community Reinvestment Act rating.

The Act provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in certain areas identified in the Act. The Act directs the federal bank regulatory agencies to adopt insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The Act adopts a system of functional regulation under which the Federal Reserve Board is confirmed as the umbrella regulator for financial holding companies, but financial holding company affiliates are to be principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates and state insurance regulators for insurance affiliates. The Act repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended, but identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker", and a set of activities in which a bank may engage without being deemed a "dealer". The Act also makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The Act contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The Act

provides that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The Act also provides that the states may adopt customer privacy protections that are more strict than those contained in the Act. The Act also makes a criminal offense, except in limited circumstances, obtaining or attempting to obtain customer information of a financial nature by fraudulent or deceptive means.

Filings with the SEC

The Corporation files annual, quarterly, and other reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission. These reports are posted and are available at no cost on the Corporation's website, www.premiercommunitybankshares.com, as soon as reasonably practible after the Corporation files such documents with the SEC. Premier's filings are also available through the SEC's website at www.sec.gov.

Item 2. Properties

The following table provides certain information with respect to our properties:

Location	Date Facility Opened	Ownership and Leasing Arrangements
Marathon:		
Main Office 4095 Valley Pike Winchester, Virginia	1988	Owned by Marathon.
Front Royal Branch 300 Warren Avenue, Post Office Plaza Front Royal, Virginia	1993	Lease expires in 2016, subject to Marathon's option to renew for two additional five-year terms.
Winchester Branch 1041 Berryville Avenue Winchester, Virginia	1995	Lease expires in 2009.
Sunnyside Branch 1447 North Frederick Pike Winchester, Virginia	1997	Lease expires in 2006, subject to Marathon's option to renew for two additional five-year terms.
Woodstock Branch 1014 South Main Street Woodstock, Virginia	1997	Lease on real estate expires in 2007, subject to Marathon's option to renew for three additional five-year terms. Marathon owns the building.
Old Town Branch 139 North Cameron Street Winchester, Virginia	2002	Owned by Marathon.
522 South Branch 199 Front Royal Pike Winchester, Virginia	2003	Owned by Marathon.
Front Royal Branch II 1729 Shenandoah Avenue Front Royal, Virginia	2003	Owned by Marathon
Operations Center 175 Front Royal Pike Winchester, Virginia	2003	Lease expires in 2013, subject to Marathon's option to renew for four additional five-year terms.

Loan Production Office Suite 397-3 Mid-Atlantic Parkway Martinsburg, West Virginia	2003	Lease expires in 2005. Current plan is to have the third bank established in a temporary facility at that time.
Human Resources Offices 4046-2 Valley Pike Winchester, Virginia	2004	Lease expires in 2005, subject to Marathon's option to renew on a month to month basis.
Rockingham Heritage:		
Main Office 110 University Boulevard Harrisonburg, Virginia	1991	Owned by Rockingham.
South Main Branch 1980 South Main Street Harrisonburg, Virginia	1996	Owned by Rockingham.
Elkton Branch 410 West Spotswood Trail Elkton, Virginia	1998	Owned by Rockingham.
Red Front Supermarket Branch 677 Chicago Avenue Harrisonburg, Virginia	1993	Lease expires in 2007, with automatic renewal for one additional five-year term.
Weyers Cave Branch 54 Franklin Street Weyers Cave, Virginia	2000	Lease expires in 2005, subject to Rockingham Heritage's option to renew for four additional five-year terms.
Waynesboro Branch 2556 Jefferson Highway Waynesboro, Virginia	2000	Lease expires in 2009, subject to Rockingham Heritage's option to renew for three additional five-year terms.
Staunton Branch 49 Lee-Jackson Highway Staunton, Virginia	2001	Lease expires in 2006, subject to Rockingham Heritage's option to renew for four additional five-year terms.
Operations Center 370 Neff Avenue Harrisonburg, Virginia	2002	Lease is on a month to month basis, with no current plans to terminate.
Bridgewater Branch 309 N. Main Street Bridgewater, Virginia	2004	Owned by Rockingham.
Loan Operations Center 370 Neff Avenue Harrisonburg, Virginia	2004	Lease expires in 2006, subject to month to month renewal by Rockingham.
Loan Production Office 124 Main Street Broadway, Virginia	2004	Lease is on a month to month basis. Future plans are to build a branch office in the area and move production office to that site.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Item 3. Legal Proceedings

In the course of normal operations, the Corporation, Marathon and Rockingham Heritage are parties to various legal proceedings. Based upon information currently available, and after consultations with legal counsel, management believes that such legal proceedings will not have a material adverse effect on the Corporation's business, financial position, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Corporation through a solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Prices

The Corporation's common stock is listed on the NASDAQ Small Cap Market under the symbol "PREM". Prior to the common stock's listing on NASDAQ on October 3, 1996, there were occasional transactions in the stock and management assisted in matching persons interested in buying or selling the stock. The Corporation does not currently have a stock repurchase plan.

The following table represents the Corporation's stock prices for 2003 and 2004. This sales price information reflects inter-dealer prices, without retail mark-up, mark-down, or commission.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	Low	High	Low	High	Low	High	Low	High
2004	16.75	18.30	17.51	18.75	16.95	18.74	17.70	20.48
2003	10.10	12.98	12.00	14.20	13.59	15.10	15.00	18.25

At December 31, 2004, the Corporation had approximately 2,315 stockholders of record.

The Corporation declared a $.21 per share cash dividend to stockholders of record as of December 31, 2004. Cash dividends of $.18 per share cash declared in 2003 were paid in January, 2004 and cash dividends of $.15 per share, declared in 2002, were paid in January, 2003.

Dividend Policy

Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future consolidated earnings, financial condition, liquidity and capital requirements of both us and Marathon and Rockingham Heritage, applicable governmental regulations and policies and other factors deemed relevant by our board of directors.

Our ability to distribute cash dividends will depend primarily on the abilities of our subsidiary banks to pay dividends to us. As state member banks, both Marathon and Rockingham Heritage are subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Furthermore, neither we nor the banks may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Government Supervision and Regulation – Payment of Dividends" in Item 1 above.

Stock Repurchases

The Corporation did not repurchase any shares of its common stock during the fourth quarter of 2004.

Item 6. Selected Financial Data

The following selected consolidated financial data is based upon the Corporation's audited financial statements and related notes and should be read in conjunction with such financial statements and notes.

	Year Ended December 31				
	2004	2003	2002	2001	2000
	(In Thousands Except Per Share Data)				
Income Statement Data					
Interest income	$31,452	$26,512	$23,114	$20,235	$18,487
Interest expense	8,971	8,293	8,468	9,064	8,209
Net interest income	22,481	18,219	14,646	11,171	10,278
Provision for loan losses	1,020	919	1,100	687	483
Net interest income after provision	21,461	17,300	13,546	10,484	9,795
Non-interest income	4,439	3,654	2,440	1,904	1,332
Non-interest expense	16,573	13,213	9,527	7,514	7,126
Income before income taxes	9,327	7,741	6,459	4,874	4,001
Income taxes	2,984	2,485	2,095	1,624	1,457
Net income	6,343	5,256	4,364	3,250	2,544
Per Share Data					
Net income-basic	1.30	1.14	0.96	0.72	0.56
Net income-diluted	1.26	1.11	0.94	0.71	0.55
Cash dividends declared	0.21	0.18	0.15	0.12	0.10
Book value per share	9.00	7.96	6.55	5.69	5.13
Balance Sheet Data					
Assets	$576,150	$463,302	$393,755	$299,865	$246,315
Loans, net	486,865	382,459	312,554	229,300	185,706
Securities	27,314	24,051	25,296	21,393	23,063
Deposits	483,933	397,345	345,062	257,637	212,155
Shareholders' equity	44,262	38,877	29,824	25,745	23,308
Shares outstanding (actual)	4,919,548	4,881,084	4,555,484	4,527,484	4,546,695
Performance Ratios					
Return on average assets	1.20%	1.22%	1.27%	1.22%	1.12%
Return on average equity	15.20%	15.86%	15.63%	13.12%	11.45%
Equity to assets	7.69%	7.68%	8.13%	8.59%	9.46%
Net interest margin	4.65%	4.63%	4.67%	4.52%	4.92%
Efficiency ratio	61.04%	59.90%	55.30%	57.10%	61.17%
Allowance for loan losses to loans	1.02%	1.06%	1.06%	1.06%	1.07%
Asset Quality Ratios					
Net charge-offs to average loans outstanding	0.08%	0.04%	0.08%	0.11%	0.10%
Non-performing loans to period-end loans	0.23%	0.13%	0.20%	0.09%	0.20%
Non-performing assets to total assets	0.22%	0.12%	0.18%	0.09%	0.15%
Allowance for loan losses to non-performing loans	447.05%	825.75%	529.30%	1165.40%	539.10%
Capital and Liquidity Ratios					
Risk-based:					
Tier 1 capital	11.85%	13.68%	11.51%	14.04%	12.13%
Total capital	12.89%	14.80%	12.56%	15.10%	13.16%
Average loans to average deposits	97.98%	93.29%	92.00%	89.30%	86.46%
Average shares outstanding:					
Basic	4,893,442	4,602,466	4,537,185	4,514,377	4,561,439
Diluted	5,048,797	4,745,089	4,621,088	4,591,734	4,615,023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

General

The following commentary discusses major components of our business and presents an overview of our consolidated financial position at December 31, 2004, and 2003, as well as results of operations for the periods ended December 31, 2004, 2003, and 2002. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this prospectus.

Our subsidiary banks operate autonomously, with separate local identities, management teams and decision-making processes, and without strict operating control from the holding company. The following commentary is being presented on a consolidated basis.

We are not aware of any current recommendations by any regulatory authorities that, if they were implemented, would have a material effect on our liquidity, capital resources or results of operations.

Overview

Premier Community Bankshares, Incorporated ("Premier" or the "Corporation") is a Virginia multi-bank holding company headquartered in Winchester, Virginia. The Corporation owns The Marathon Bank and Rockingham Heritage Bank and its subsidiary, RHB Services, Inc

The Corporation and its subsidiaries, The Marathon Bank and Rockingham Heritage Bank are engaged in the business of offering banking services to the general public. Premier offers checking accounts, savings and time deposits, and commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Corporation also offers financial services, travelers checks, safe deposit boxes, collection, notary public and other customary bank services (with the exception of trust services) to its customers. The three principal types of loans made by Premier are: (1) commercial and industrial loans; (2) real estate loans; and (3) loans to individuals for household, family and other consumer expenditures.

The Corporation intends to organize a third bank in West Virginia, which will be named Premier Bank. The Corporation plans to locate Premier Bank's headquarters in Martinsburg and its initial branch office in Shepherdstown, West Virginia. It is expected that Premier Bank will open in the second quarter of 2005. The banking charter has been received from the state of West Virginia, as well as approval for deposit insurance from the FDIC. Premier Bank was originally expected to open during the third quarter of 2004, but was unable to do so due to unexpected delays in the local government planning process. Premier Bank will offer a wide variety of deposits and loans, including residential loans, commercial loans and commercial construction and development loans. The Corporation currently operates a loan production office in the Martinsburg area, which was approved by West Virginia's Division of Banking on October 6, 2003.

Net interest income is our primary source of revenue. We define revenue as net interest income plus non-interest income. As discussed further in the interest rate sensitivity section, we manage our balance sheet and interest rate risk to both maximize and stabilize net interest income. We do this by monitoring the spread between the interest rates we earn on interest earning assets such as loans, and the interest rates we pay on interest bearing liabilities such as deposit accounts. We attempt to minimize our exposure to interest rate risk, but are unable to eliminate it. In addition to management of interest rate risk, we analyze our loan portfolio for credit risk. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by carefully underwriting and monitoring our extension of credit. In addition to net interest income, non-interest income is an increasingly important source of income for our Corporation. Non-interest income is derived chiefly from service charges on deposit accounts, (such as charges for non-sufficient funds and ATM fees,) as well as commissions and fees from bank services, such as mortgage originations and debit and credit card processing.

Caution About Forward Looking Statements

We make forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including, but not limited to:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- maintaining capital levels adequate to support our growth;
- maintaining cost controls and asset qualities as we open or acquire new branches;
- reliance on our management team, including our ability to attract and retain key personnel;
- the successful management of interest rate risk;
- changes in general economic and business conditions in our market area;
- changes in interest rates and interest rate policies;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations applicable to us.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate our future results.

Financial Overview

At December 31, 2004 we had total assets of $576.2 million, net loans of $486.9 million, deposits of $483.9 million and shareholders' equity of $44.3 million. The increase in assets was 24.4% over the amount at December 31, 2003, while net loans and deposits increased 27.3% and 21.8%, respectively, for the same period.

Our earnings per share, on a fully diluted basis, for the year ended December 31, 2004 was $1.26, which represented an increase of $0.15, or 13.5%, over earnings per share, on a fully diluted basis, of $1.11 for the same period 2003. The increase is partially attributable to a 23.4% increase in net interest income over the same periods, due to strong growth in our earning assets. The increase is also attributable to a 21.5% increase in non-interest income, as service charge income and other fees provided recurring sources of income.

Our return on average equity was 15.20% for the period ended December 31, 2004. We have been able to achieve this level without relying on a disproportionate share of income from mortgage banking operations. Our improvement has occurred as we have continued to grow through the opening of new branches. Our efficiency ratio has also increased during this growth in the past year, rising from 59.90% at December 31, 2003 to 61.04% for year-end 2004.

Critical Accounting Policies

General

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change. We discuss below those accounting policies that we believe are the most important to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require our most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of

such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting:

- SFAS 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimatable and
- SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses is determined by evaluating our loan portfolio on at least a quarterly basis. Particular attention is paid to individual loan performance, collateral values, borrower financial condition and overall economic conditions. The evaluation includes a close review of the internal watch list and other non-performing loans. Management uses three steps in calculating the balance of the allowance. The first step is the specific classification which examines problem loans and applies a weight factor to each category. The weight factor is based upon historical data and the loans within each category are reviewed on a monthly basis to determine changes in their status. The second step applies a predetermined rate against total loans with unspecified reserves. Again, this rate is based upon experience and can change over time. The third step is an unallocated allowance which is determined by economic events and conditions that may have a real, but as yet undetermined, impact upon the portfolio. Each of these steps is based on data that can be subjective and the actual losses may be greater or less than the amount of the allowance. However, management feels that the allowance represents a reasonable assessment of the risk imbedded in the portfolio.

Other Real Estate Owned

Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value, such as an independent appraisal. Historically, foreclosed properties are not carried on the books for more than two or three fiscal quarters, so the incidence of this happening is generally rare. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. When calculating deferred tax assets, we are making the assumption that the Corporation will continue to have taxable income, as opposed to losses. We are also assuming that the Corporation will continue to be assessed at the current rate if 34%.

Financial Condition

Total Assets

The Corporation's assets grew at a 24.4% pace, ending the year at $576.2 million. Total loans at year-end 2004, were $491.9 million of which $397.9 million were loans secured by real estate. The remaining loans consisted of $63.1 million in commercial loans, $25.5 million in consumer installment loans and $5.4 million in all other loans. Net loans for 2004, were $486.9 million, an increase of $104.4 million or 27.3% from the December 31, 2003 balance of $382.5 million. The loan to deposit ratio was 100.6% for 2004 and 96.3% as of December 31, 2003. Steady loan demand in an expanding market, combined with continued low interest rates for the first three quarters of the year, generated the loan growth experienced for 2004. These conditions, along with the strong Valley economy, combined with the growth realized from the new loan production office in Martinsburg, West Virginia, gives management the belief that the Corporation will continue to see strong and increased loan demand for the immediate future.

The investment portfolio increased 13.6% to $27.3 million at year-end 2004 compared to $24.1 million at December 31, 2003. Federal funds sold increased $2.2 million to $19.1 million at December 31, 2004 compared to $16.9 million at December 31, 2003. Total interest earning assets increased $110.7 million or 25.9% from December 31, 2003 to December 31, 2004. This increase was primarily the result of the increase in outstanding loan balances.

Liabilities

Total deposits increased to $483.9 million at December 31, 2004, from a balance of $397.3 million at December 31, 2003, which is an increase of $86.6 million or 21.8%. Non-interest bearing deposits have increased to $88.2 million as of December 31, 2004, an increase of $27.1 million or 44.3% from year-end 2003. During this period interest bearing checking and savings accounts increased $18.4 million or 14.1% to $148.7 million. The balance in time deposits was $247.0 million at the end of 2004 reflecting an increase of $41.1 million or 19.9% over 2003. As of December 31, 2004 non-interest bearing deposits represented 18.2% of total deposits as compared to 15.4% at year-end 2003. Low cost interest bearing deposits including savings and interest bearing checking were 30.8% of total deposits, a slight decrease from 32.8% at December 31, 2003. Time deposits represented 51.0% of total deposits at December 31, 2004, nearly unchanged from 51.8% at year-end 2003.

Advances from the Federal Home Loan Bank were $30.0 million at December 31, 2004, an increase from $10.0 million at December 31, 2003. In addition, we had $13.4 million in outstanding trust preferred capital notes at December 31, 2004, unchanged from year-end 2003.

Shareholders' Equity

Total equity increased $5.4 million or 13.9% during 2004. This increase was due to net income of $6.3 million for the year plus exercised stock options of $271 thousand, offset by an unrealized loss on available for sale securities of $138 thousand and further offset by dividends declared of $1.0 million . The primary capital to assets ratio is 7.7%.

Net Income

Net income for the year ended 2004 was $6.3 million compared to $5.3 million for the same period in 2003. This is an increase of $1.1 million or 20.7% over the same period 2003. The provision for income tax expense increased $499 thousand from $2.5 million in 2003 to $3.0 million in 2004. The return on assets was 1.20% for 2004 as compared to 1.22% for the same period 2003. For 2004, the return on equity was 15.20% down from 15.86% for 2003.

Net income for the year ended 2003 was $5.3 million compared to $4.4 million for the same period in 2002. This is an increase of $892 thousand or 20.4% over the same period 2002. The return on assets was 1.22% for 2003 as compared to 1.27% for the same period 2002. For 2003, the return on equity was 15.86% up from 15.63% for 2002.

Net Interest Income

Net interest income is the difference between interest income and interest expense and represents our gross profit margin. The net interest margin represents net interest income divided by average earning assets. It reflects the average effective rate that we earned on our earning assets. Net interest margin is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities.

Net interest income for the year ending December 31, 2004 was $22.5 million, $4.3 million or 23.4% higher than the year ending 2003. This increase is the result of the growth in average earning assets of $90.5 million in 2004. The combination of growth and rate changes had the effect of increasing the net interest margin from 4.63% at year-end 2003 to 4.65% for the same period of 2004. As is the case with most financial institutions, Premier is liability sensitive for interest bearing balances re-pricing or maturing within one year.

Net interest income for the year ended December 31, 2003 was $18.2 million, $3.6 million or 24.4% higher than the year ended December 31, 2002. This increase is the result of the growth in average earning assets of $82.1 million in 2003. The combination of growth and rate changes had the effect of decreasing the net interest margin from 4.67% at year-end 2002 to 4.63% for the same period of 2003.

Interest income totaled $31.5 million for the year ended December 31, 2004, $4.9 million or 18.6% higher than the year ending December 31, 2003. Interest and fees on loans of $30.0 million, which was an increase of 19.5% over the $25.1 million in interest and fees on loans recognized in 2003, comprised the vast majority of interest income. Interest income from investment securities was $1.2 million for 2004, virtually unchanged from the 2003 year-end amount of $1.2 million. Interest income on federal funds, the third major component of the bank's investments, increased $18 thousand or 7.6%.

Interest income totaled $26.5 million for the year ended December 31, 2003, $3.4 million or 14.7% higher than the year ended December 31, 2002. Interest and fees on loans of $25.1 million comprised the vast majority of interest income. Interest income from investment securities was $1.2 million for 2003, down slightly from the 2002 year-end amount of $1.3 million. This slight decrease was due to the decreased balance in the investment portfolio at December 31, 2003. Interest income on federal funds sold decreased $46 thousand or 16.0%. The decline in interest earned on federal funds balances was the result of a decrease in the interest rate paid on fed funds during 2003.

Total interest expense for the year ended December 31, 2004 was $9.0 million, $678 thousand or 8.2% higher than the year ending 2003. Interest paid on deposits for 2004 increased by $265 thousand or 3.5% over the same period 2003. Although interest rates remained at or near record lows during the first three quarters of 2004, the additional expense was generated by an increase of $86.6 million in total deposits during the year. Interest on borrowings increased by $414 thousand or 54.5% over the same period last year. This increase was primarily the result of interest expense related to the additional borrowings from the Federal Home Loan Bank.

Total interest expense for the year ended December 31, 2003 was $8.3 million, $175 thousand or 2.1% lower than for the same period 2002. Interest paid on deposits for 2003 decreased by $270 thousand or 3.5% over the same period 2002. The impact of declining interest rates from December 2002 through December 2003 more than offset the additional expense generated by an increase of $52.3 million in total deposits during the same period. Interest on borrowings increased by $95 thousand or 14.0% over the same period 2002. This increase was primarily the result of additional interest expense related to the issuance of a Trust Preferred Issue of $6.0 million during 2003. Borrowings were also obtained from the Federal Home Loan Bank.

The following table illustrates average balances of total earning assets and total interest-bearing liabilities for the periods indicated and shows the average distribution of assets, liabilities, shareholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purpose of this table and other statistical disclosures were calculated by using the daily average balances.

Average Yields and Costs

(In thousands)	December 31, 2004			December 31, 2003			December 31, 2002		
Assets:	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate
Interest Earning Assets									
Loans, net (1)	$447,297	$30,077	6.72%	$351,213	$25,106	7.15%	$275,095	$21,558	7.84%
Interest-bearing deposits	273	3	1.10%	382	4	1.05%	502	12	2.39%
Securities (2)	25,156	1,386	5.51%	24,234	1,390	5.74%	23,148	1,404	6.07%
Federal funds sold	16,605	261	1.57%	23,042	242	1.05%	18,029	288	1.60%
Total interest earning assets	$489,331	$31,727	6.48%	$398,871	$26,742	6.70%	$316,774	$23,262	7.34%
Non-Interest Earning Assets									
Cash and due from banks	22,879			22,385			19,026		
Bank premises and equipment	11,742			9,438			5,685		
Other assets	7,996			4,980			4,736		
Allowance for loan losses	(4,676)			(3,731)			(2,761)		
Total assets	$ 527,272			$ 431,943			$ 343,460		
Liabilities and Shareholders' Equity									
Liabilities									
Interest-bearing deposits	374,291	7,783	2.08%	323,216	7,518	2.33%	$257,699	$7,788	3.02%
Borrowed funds	37,211	1,188	3.19%	20,194	775	3.84%	15,144	680	4.49%
Total interest-bearing liabilities	$411,502	$8,971	2.18%	$343,410	$8,293	2.42%	$272,843	$8,468	3.10%
Non-Interest Bearing Liabilities:									
Liabilities:									
Demand deposits	$ 71,362			$ 53,258			$41,379		
Other liabilities	2,676			2,132			1,321		
Total liabilities	485,540			398,800			315,543		
Shareholders' equity	41,732			33,143			27,917		
Total liabilities and shareholders' equity	$ 527,272			$ 431,943			$ 343,460		
Net Interest Earnings		$ 22,756			$ 18,449			$ 14,794	
Net Interest Yield on Earnings Assets			4.65%			4.63%			4.67%

(1) Non-accrual loans are included in the average balance of this category

(2) Amounts are shown on a tax equivalent basis.

The following table represents the variances of earning assets and interest-bearing liabilities for the periods indicated. The total variance for each category is broken down between volume variance and rate variance which provides an analysis of the impact that growth and changes in interest rates have upon the balance sheet structure.

(In thousands)	December 31, 2004 vs. 2003			December 31, 2003 vs. 2002		
Interest Earned On:	Due to Volume	Change in Rate	Total	Due to Volume	Change in Rate	Total
Loans	$6,515	($1,585)	$4,930	$5,573	($2,025)	$3,548
Interest – bearing deposits	(1)	0	(1)	(2)	(6)	(8)
Securities	53	(57)	(4)	64	(78)	(14)
Federal Funds Sold	(79)	98	19	68	(114)	(46)
Total interest earned on interest bearing assets	$6,488	($1,544)	$4,944	$5,703	($2,223)	$3,480
Interest Paid On:						
Interest-bearing deposits	$1,125	($860)	$265	$1,722	($1,992)	($270)
Borrowed funds	570	(157)	413	189	(94)	95
Total interest paid on interest bearing Liabilities	$1,695	($1,017)	$678	$1,911	($2,086)	($175)
Net interest income	$4,793	($527)	$4,266	$3,792	($137)	$3,655

For discussion on our interest sensitivity, see Item 7A below.

The following table presents the amounts of our interest sensitive assets and liabilities that mature or reprice at December 31, 2004.

(In thousands)	1-90 Days	90 Days to 1 Year	1-5 Years	Over 5 Years	Total
Earning assets					
Fed funds sold and interest bearing deposits in other banks	$19,142	$0	$0	$48	$19,190
Securities	250	1,290	5,617	20,157	27,314
Loans	147,161	64,468	252,865	27,378	491,872
Total earning assets	$166,553	$65,758	$258,482	$47,583	$538,376
Interest – bearing liabilities					
Interest – bearing demand	$63,220	$0	$0	$0	$63,220
Savings	14,692	0	20,439	0	35,131
Money market savings	50,378	0	0	0	50,378
Certificates of deposit	35,732	85,752	125,491	0	246,975
Borrowed funds	28,737	11,000	2,000	2,179	43,916
Total interest - bearing liabilities	$192,759	$96,752	$147,930	$2,179	$439,620
Period GAP	($26,206)	($30,994)	$110,552	$45,404	
Cumulative GAP	($26,206)	($57,200)	$53,352	$98,756	
Cumulative GAP/Earning assets	-4.87%	-10.62%	9.91%	18.34%	

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Non-Interest Income

Our non-interest income is derived chiefly from service charges on deposit accounts, including charges for non-sufficient funds and ATM fees, and commissions and fees from bank services, such as mortgage originations and debit and credit card processing.

Total other income for 2004 was $4.4 million, an increase of $785 thousand or 21.5% over the 2003 balance of $3.7 million. This was the result of service charges and overdraft fees generated by an increasingly active deposit base and an increasing number of customer accounts, as more customers utilized the bounce protection program introduced in 2003.

Total other income for 2003 was $3.7 million, an increase of $1.2 million or 49.8% over the 2002 balance of $2.4 million. This was the result of service charges and overdraft fees generated by an increasingly active deposit base and an increasing number of customer accounts and the addition of an overdraft protection program.

Non-Interest Expenses

Non-interest expense consists of salaries and employee benefits, occupancy expenses, furniture and equipment and other operating expenses. Total non-interest expenses for 2004 were $16.6 million, $3.4 million or 25.4% higher than the 2003 balance. Salary expenses increased $2.0 million or 29.6%, as the Corporation opened one new branch, expanded its operations, and increased personnel to more efficiently handle the growth of the banks. Expenses related to a bank-owned life insurance policy, which was newly purchased in 2004, totaled $304 thousand for the year ended 2004. Expenses related to the bounce protection program, which was instituted in mid 2003, accounted for $266 thousand of non-interest expense for 2004. The Corporation's efficiency ratio was 61.04% for 2004 compared to 59.9% for the same period in 2003.

Total non-interest expenses for 2003 were $13.2 million, $3.7 million or 38.7% higher than the 2002 balance. Salary expenses increased $1.6 million or 31.3% during the year. Advertising and marketing expenses increased $178 thousand or 47.5% during the same period. The increased salary expenses were attributable to the additional staff needed for the two new branches opened during 2003, and the additional staffing required to more efficiently handle the growth of the banks. The marketing expenses are related to the branch openings and to the banks' campaigns to increase market share. The Corporation's efficiency ratio was 59.9% for 2003 compared to 55.3% for the same period in 2002

Income Taxes

The provision for income tax expense increased $499 thousand or 20.1% for the year ended December 31, 2004 to $3.0 million versus $2.5 million at December 31, 2003. The provision for income tax expense increased $390 thousand or 18.6% for the year ended December 31, 2003 to $2.5 million versus $2.1 million at December 31, 2002.

Investments

The following tables reflect the value of the securities portfolio of the Corporation at the dates indicated.

Carrying Value of Securities Available for Sale

	December 31,	
	2004	2003
	(In Thousands)	
U.S. Government and federal agencies	$8,661	$6,402
Obligations of state & political subdivisions	7,233	6,542
Mortgage-backed securities	373	608
Other securities	3,478	2,142
	$19,745	$15,694

Carrying Value of Securities Held to Maturity

	December 31,	
	2004	2003
	(In Thousands)	
U.S. Government and federal agencies	$497	$897
Obligations of state & political subdivisions	4,334	4,716
Mortgage-backed securities	0	0
Other securities	2,738	2,744
	$7,569	$8,357

At December 31, 2004, the approximate fair value of the securities portfolio was $27.2 million, compared to December 31, 2003 value of $23.9. As of December 31, 2004, there were no obligations by any one issuer in the investment portfolio, exclusive of obligations of the U.S. Government or U.S. Agencies and Corporations, which in the aggregate exceeded 10% of stockholders' equity.

The following tables set forth the maturity of distribution and weighted average yields of the securities portfolio at December 31, 2004. The weighted average yields are calculated on the book value of the portfolio and on securities interest income adjusted for amortization of premium and accretion of discount.

Available for Sale (1)
December 31, 2004

(In Thousands)	Within One Year		After One But Within Five Years	
	Amount (000's)	Yield (%)	Amount (000's)	Yield (%)
U.S. Government and federal agencies	2,025	4.00%	3,460	3.22%
Obligations of state & political subdivisions	250	5.96%	683	6.22%
Mortgage-backed securities	0	0.00%	97	5.08%
Other securities	0	0.00%	0	0.00%
Total	2,275	4.22%	4,240	3.73%

	After Five But Within Ten Years		After Ten Years	
	Amount (000's)	Yield (%)	Amount (000's)	Yield (%)
U.S. Government and federal agencies	3,175	4.83%	0	0.00%
Obligations of state & political subdivisions	4,573	5.68%	1,728	4.53%
Mortgage-backed securities	2	8.48%	274	5.29%
Other securities	0	0.00%	280	0.55%
Total	7,750	5.33%	2,282	4.18%

Held to Maturity
December 31, 2004

	Within One Year		After One But Within Five Years	
	Amount (000's)	Yield (%)	Amount (000's)	Yield (%)
U.S. Government and federal agencies	0	0.00%	0	0.00%
Obligations of state & political subdivisions	271	6.31%	370	6.00%
Other securities	0	0.00%	0	0.00%
Total	271	6.31%	370	6.00%

	After Five But Within Ten Years		After Ten Years	
	Amount (000's)	Yield (%)	Amount (000's)	Yield (%)
U.S. Government and federal agencies	497	4.59%	0	0.00%
Obligations of state & political subdivisions	2,793	5.97%	900	5.55%
Other securities	0	0.00%	2,738	7.49%
Total	3,290	5.76%	3,638	7.01%

(1) Excludes Restricted Securities of $3,198

Loans

Net loans consist of total loans, unearned income, deferred loan fees and the allowance for loan losses and excludes loans held for sale. Net loans were $486.9 million at December 31, 2004, an increase of 27.3% over December 31, 2003.

We have significant concentrations of credit in the land acquisition and land development and construction due to the current growth and other economic development that we have been experiencing in our market area for the last several years. At December 31, 2004, we had $142.9 million of commercial loans secured by real estate, which represented 29.1% of gross loans at that date. In addition, at December 31, 2004, we had $101.4 million of construction and land development loans secured by real estate, which represented 20.6% of gross loans at that date. We believe that these loans are all well-secured and are performing as required.

The following table summarizes the composition of the loan portfolio at the dates indicated:

(In thousands)	December 31,				
	2004	2003	2002	2001	2000
Loans secured by real estate:				(In 000's)	
Construction and land development	$ 101,363	$ 66,501	$ 38,063	$21,926	$14,474
Secured by farmland	4,154	4,890	2,774	1677	892
Secured by 1-4 family residential	131,230	101,548	70,773	53,419	36,966
Multi-family residential	18,224	15,432	6,258	3,982	4,809
Non-farm, non-residential loans	142,897	120,675	123,477	83,612	52,774
Loans to farmers (except those secured by real estate)	999	197	42	12	477
Commercial and industrial loans (except those secured by real estate)	63,079	49,735	52,970	49,445	56,155
Loans to individuals (except those secured by real estate)	25,491	23,296	19,699	17,261	19,935
All other loans	4,435	4,289	1,838	425	1,224
	$491,872	$386,563	$315,894	$231,759	$187,706
Less:					
Allowance for loan losses	5,007	4,104	3,340	2,459	2,000
	$486,865	$382,459	$312,554	$229,300	$185,706

The Corporation had no loans outstanding to foreign countries or for highly leveraged transactions as of December 31, 2004, or any of the previous years disclosed above. In addition, there were no categories of loans that exceeded 10% of outstanding loans as of December 31, 2004, which were not disclosed.

The table below presents the maturities of selected loans outstanding at December 31, 2004.

	Within One Year	After One But Within Five Years	After Five Years	Total
	(in 000's)			
Commercial	$ 49,333	$ 12,778	$ 968	$ 63,079
Real estate-construction	73,936	23,974	3,453	101,363
	$ 123,269	$ 36,752	$ 4,421	$ 164,442

Interest sensitivity on such loans maturing after one year:
(In Thousands)

Fixed	$ 34,503
Variable	$ 6,670
Total	$ 41,173

Asset Quality

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require institutions to classify their own assets and to establish prudent general allowances for losses for assets classified as substandard or doubtful. For the portion of assets classified as loss, an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well–secured and in process of collection. We place loans on "non-accrual" status at an earlier date, or we charge them off, if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until they qualify for a return to "accrual" status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

We maintain the allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur, while recoveries are credited to the allowance. Specific reserves by loan type are established based on overall historical losses, anticipated losses, and inherit risk. Additionally, specific reserves for individual loans are established depending on the severity of the potential loss. Loans are individually reserved once classified as a "watch item" by management. A higher percentage of the loan is reserved for individual loans with a more severe classification. The adequacy of the provision for loan losses is reviewed regularly by management through consideration of several factors including changes in character and size of the loan portfolio and related loan loss experience, a review and examination of overall loan quality which includes the identification and assessment of problem loans and an analysis of anticipated economic conditions in the market area.

The allowance for loan losses, at December 31, 2004, was $5.0 million. This is an increase of $903 thousand or 22.0% from December 31, 2003. The increases in our allowance for loan losses are the result of adjustments that management has made in response to the growth of our loan portfolio.

An analysis of the allowance for loan losses, including charge-off activity, is presented in the following table for the periods indicated.

(In thousands)	Year Ended December 31, 2004	2003	2002	2001	2000
Balance, beginning of period	$ 4,104	$ 3,340	$2,459	$2,000	$1,689
Less Charge-off's:					
Commercial	39	35	42	71	47
Real estate-mortgage	10	0	1	59	0
Real estate-construction	14	0	0	0	0
Consumer installment loans	175	189	242	165	235
Total	$238	$224	$285	$295	$282
Plus Recoveries:					
Commercial	13	8	12	$0	$44
Real estate-mortgage	1	0	0	0	0
Real estate-construction	0	0	0	0	0
Consumer installment loans	107	61	54	67	66
Total	$121	$69	$66	$67	$110
Additions charged to operating	$1,020	$919	$1,100	$687	$483
Balance, end of period	$5,007	$4,104	$3,340	$2,459	$2,000
Ratio of net charge-offs to average loans outstanding	0.03%	0.04%	0.08%	0.11%	0.10%

Allocation of the Allowance for Loan Losses

The following table reflects management's allocation of the allowance for loan losses at December 31 for each of the years indicated:

(In Thousands)	2004 Allowance	2004 Percent	2003 Allowance	2003 Percent	2002 Allowance	2002 Percent
Real estate construction	$ 559	20.6%	$ 455	17.2%	$ 247	12.0%
Real estate mortgage	1,879	60.3%	2,397	62.7%	1,911	64.4%
Commercial, financial and agriculture	1,964	13.0%	945	12.9%	954	16.8%
Consumer & Other	605	6.1%	307	7.2%	228	6.8%
	$ 5,007	100.0%	$ 4,104	100.0%	$ 3,340	100.0%

	2001 Allowance	2001 Percent	2000 Allowance	2000 Percent
Real estate construction	$ 137	9.5%	$ 84	7.7%
Real estate mortgage	1,287	61.6%	804	50.8%
Commercial, financial and agriculture	855	21.3%	912	30.2%
Consumer & Other	180	7.6%	200	11.3%
	$ 2,459	100.0%	$ 2,000	100.0%

Non-Performing Assets

Non-accrual loans at December 31, 2004 were $1.1 million compared to $497 thousand for 2003. Approximately $22 thousand of interest income would have been recorded if interest had been accrued in 2004. As of December 31, 2004, the Corporation had a total of $1.8 million in non-accrual, and 90 days past due and still accruing interest, compared to $1.4 million in 2003. This was an increase of $345 thousand or 23.9%. The Corporation had no restructured loans during 2004 and 2003.

As of December 31, 2004 the Corporation had $2.6 million in impaired loans, which included the $1.1 million balance in non-accrual loans disclosed above. The Corporation's management and Board of Directors have reviewed the asset quality of Marathon's and Rockingham Heritage's loan portfolios and both loan loss allowances and have found them to be adequate.

The following table details information concerning non-accrual loans, foreclosed properties and past due loans at December 31 for each of the years indicated:

	December 31, 2004	2003	2002 (in 000's)	2001	2000
Non-accrual loans	$1,120	$497	$631	$211	$371
Foreclosed Properties	151	67	67	67	0
	$ 1,271	$ 564	$ 698	$ 278	$ 371
Loans past due 90 days or more and still accruing interest	$ 668	$ 946	$ 223	$ 1,079	$ 154

Sources of Funds

Deposits

We primarily use deposits to fund our loans and investment securities. We offer individuals and small-to-medium-size businesses a variety of deposit accounts. Deposit accounts, including checking, savings, money markets and certificates of deposit, are obtained primarily from the communities we serve. We attract both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. We offer statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities and individual retirement accounts.

At December 31, 2004, deposits were $483.9 million, an increase of 21.8% from $397.3 million at December 31, 2003. The deposit growth is a reflection of branch office growth, aggressive pricing, increased marketing and bank consolidation in our principal market. In order to reduce the overall cost of funds and reduce our reliance on high cost time deposits and short- term borrowings as a funding source, we continue to direct marketing efforts towards attracting lower cost transaction accounts. However, there is no assurance that these efforts will be successful, or if successful, will reduce our reliance on time deposits and short-term borrowings.

The following table details the average amount of, and the average rate paid on the following primary deposit categories for the years ended December 31, 2004, 2003 and 2002.

(In thousands)	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Demand deposits	$71,362		$53,258		$41,379	
Interest - bearing demand	59,003	0.39%	49,062	0.54%	40,789	0.96%
Savings	82,161	1.10%	67,341	1.20%	50,983	1.84%
Certificates of deposit	233,127	2.81%	206,813	3.06%	165,927	3.89%
Total interest - bearing deposits	374,291	2.06%	323,216	2.33%	257,699	3.02%

The following is a summary of the maturity distribution of certificates of deposit and other time deposits in amounts of $100,000 or more at December 31, 2004.

	Amount (in 000's)	Percent
Three months or less	$ 9,685	13.90%
Over three-six months	9,265	13.30%
Over six-twelve months	12,022	17.25%
Over twelve months	38,704	55.55%
	$ 69,676	100.00%

Certificates of deposit in the amounts of $100,000 or more were $69.7 million at December 31, 2004. This represents 28.2% of the total certificates of deposit balance of $247.0 million at December 31, 2004. The Corporation does not solicit such deposits. Further, the Corporation does bid for selected public funds deposits in large denominations, and such deposits may require a pledging of investment securities.

The Corporation competes with the major regional financial institutions for money market accounts and certificates of deposits less than $100,000. While the Corporation is competitive with its interest rates, using a tiered rate system to increase individual account balances, the Corporation has found that it can continue to maintain a higher interest margin than its peers by matching loan maturities with certificate maturities and setting loan rates based on the Corporation's cost of funds.

Liquidity and Capital Reserves

Liquidity is a measure of our ability to generate sufficient cash to meet present and future obligations in a timely manner. Our liquidity requirements are measured by the need to meet deposit withdrawals, fund loans, meet reserve requirements and maintain cash levels necessary for daily operations. To meet liquidity requirements, we maintain cash reserves and have an adequate flow of funds from maturing loans, securities, and short-term investments. In addition, our banks have the ability to borrow additional funds from various sources. Short-term borrowings are available from federal funds facilities at correspondent banks and from the discount window of the Federal Reserve Bank. Borrowings are available from the Federal Home Loan Bank. We consider our sources of liquidity to be ample to meet our estimated needs.

Our ability to fund these daily commitments at December 31, 2004, 2003 and 2002 is illustrated in the table below:

	December 31,		
	2004	2003	2002
	(amounts in 000's)		
Liquid Assets:			
Cash and due from banks	$21,574	$22,602	$24,768
Federal funds sold	19,075	16,901	19,017
Liquid securities	250	2,471	5,494
Loans maturing in one year or less	211,629	130,010	118,794
Total liquid assets	$252,528	$171,984	$168,073
Total deposits and other liabilities	$531,888	$424,022	$363,931
Ratio of liquid assets to deposits and other liabilities	47.48%	40.56%	46.18%

The net loan to deposit ratio (100.61%) as of December 31, 2004 has provided the opportunity for the Corporation to achieve a high return on its deposits. For the year ended December 31, 2004, the Corporation experienced a return on assets of 1.20% and a net interest margin of 4.65%.

Typically, management prefers to maintain a loan to deposit ratio of less than 100%. The high rate of growth in new loans being produced by the loan production office in Martinsburg, West Virginia, (an office that cannot offer deposit products until it is established as a separate bank) is the primary reason for the Corporation's higher than usual loan to deposit ratio. Due to the anticipated deposit growth once Premier Bank has been established, and in light of the short-term borrowings available to the Corporation, management does not feel that this represents a liquidity problem, and we anticipate that the loan to deposit ratio will be back within normal ranges during 2005.

The source of new funds is strong for both long-term and short-term duration. The growth in deposits was $86.6 million or 21.8% during 2004. The Corporation also has access to overnight federal funds from correspondent banks totaling up to $22.1 million. In addition, The Corporation has established borrowing limits through the Federal Reserve Bank's discount window for $2.0 million. Also, the Corporation has $105.3 million of funds available through the Federal Home Loan Bank of Atlanta of which $30.0 million has been utilized. Management believes that the opportunity for the sale of loans on the market is good.

The following table summarizes historical trends in our significant cash flow items for the periods indicated:

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
CASH FLOWS PROVIDED:			
Operations	6,457	6,226	5,617
Investing			
Maturity, call and purchase of securities	6,300	8,068	10,578
Financing			
Growth in deposits	86,588	52,283	87,425
CASH FLOWS USED:			
Investing			
Growth in loans	105,426	70,825	84,353
Purchase of property, plant and equipment	2,231	4,148	2,763
Purchase of securities	9,839	6,877	14,209

The following table summarizes ratios considered to be significant indicators of our profitability and financial condition for the periods indicated.

	For the Years Ended December 31,		
	2004	2003	2002
Return on average assets (Net income/average total assets)	1.20%	1.22%	1.27%
Return on average equity (Net income/average equity)	15.20%	15.86%	15.63%
Dividends payment ratio (Dividends declared/ Net income)	16.29%	16.72%	15.65%
Average equity to average asset ratio	7.91%	7.68%	8.13%

The following tables present the net income of the Corporation, broken down by quarter for the years ended December 31, 2004 and 2003.

	2004 In thousands (except per share data)			
	March 31	June 30	Sept 30	Dec 31
Total interest income	$7,150	$7,494	$8,226	$8,582
Net interest income after provision for loan losses	4,685	5,067	5,690	6,019
Non interest income	1,035	1,172	1,175	1,057
Non interest expense	3,781	4,047	4,368	4,377
Income before income taxes	1,939	2,192	2,497	2,699
Net income	1,321	1,503	1,704	1,815
Earnings per common share – assuming dilution	$0.26	$0.30	$0.34	$0.35
Dividends per common share	0.00	0.00	0.00	0.21

	2003 In thousands (except per share data)			
	March 31	June 30	Sept 30	Dec 31
Total interest income	$6,250	$6,612	$6,716	$6,934
Net interest income after provision for loan losses	3,860	4,263	4,451	4,726
Non interest income	602	1059	992	1001
Non interest expense	2,811	3,217	3,298	3,887
Income before income taxes	1,651	2,105	2,145	1,840
Net income	1,104	1,446	1,456	1,250
Earnings per common share – assuming dilution	$0.24	$0.31	$0.31	$0.26
Dividends per common share	0.00	0.00	0.00	0.18

Capital Resources

The Corporation's risk-based capital position at December 31, 2004 was $57.1 million, or 11.9% of risk-weighted assets, for Tier I capital, and $62.1 million, or 12.9% for total risk based capital. Tier I capital consists primarily of common shareholders' equity and Trust Preferred Capital Notes. Total risk-based capital includes the allowance for loan losses in addition to Tier 1 Capital. Risk-weighted assets are determined by assigning various levels of risk to different categories of assets and off-balance sheet items. Under current risk-based capital standards, all banks are required to have Tier I capital of at least 4% and a total capital ratio of 8%. The Corporation's issuance of $7.2 million in Trust Preferred Capital Notes in the fourth quarter of 2001 and the additional issue of $6.2 million in 2003 are included in the Tier 1 capital base, and will serve as a long-term source of funding.

Off -Balance Sheet Obligations

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments

At December 31, 2004, commitments for standby letters of credit totaled $6.2 million, unfunded commitments under lines of credit totaled $76.4 million, and commitments to extend credit totaled $58.4 million. At December 31, 2003, commitments for standby letters of credit totaled $4.8 million, unfunded commitments under lines of credit totaled $90.3 million, and commitments to extend credit totaled $35.0 million.

Contractual Obligations

During the normal course of business, the Corporation obligates itself to certain contractual obligations. These obligations include long-term debt, capital leases, and operating leases. The following table summarizes those obligations as of December 31, 2004.

(In thousands) Contractual Obligations	Total	Less Than One Year	>1-3 years	>3-5 years	More than Five Years
Long-Term Debt	$ 43,403	$ 16,000	$ 12,000	$ -	$ 15,403
Capital Lease Obligations	273	24	48	48	153
Operating Leases	580	213	200	92	75
Purchase Obligations	-	-	-	-	-
Other	-	-	-	-	-
TOTAL	$ 44,256	$ 16,237	$ 12,248	$ 140	$ 15,631

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Corporation's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development and trust preferred securities structures because these entities or transactions constitute the Corporation's primary FIN 46 and FIN 46R exposure. The adoption of FIN 46 and FIN 46R did not have a material effect on the Corporation's consolidated financial position or consolidated results of operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP does not apply to loans originated by the Corporation. The Corporation intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a significant effect on the Corporation's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other –than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Corporation can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed.

EITF No. 03-16, "Accounting for Investments in Limited Liability Companies was ratified by the Board and is effective for reporting periods beginning after June 15, 2004." APB Opinion No. 18, "The Equity Method of Accounting Investments in Common Stock," prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, "Investments in Partnerships Ventures," of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In EITF Abstracts, Topic No. D-46, "Accounting for Limited Partnership Investments," the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting. We do not expect that implementation will have a significant impact on the financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment."* This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

General

An important element of both earnings performance and liquidity is the management of our interest-sensitive assets and our interest-sensitive liabilities maturing or repricing within specific time intervals and the risks involved with them. Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Our market risk is composed primarily of interest rate risk. The asset and liability management committee at each bank is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to this risk. Our board of directors reviews the guidelines established by each committee.

Interest rate risk is monitored through the use of three complimentary modeling tools: static gap analysis, earnings simulation modeling and economic value simulation (net present value estimation). Each of these models measures changes in a variety of interest rate scenarios. While each of the interest rate risk measures has limitations, taken together they represent a reasonably comprehensive view of the magnitude of our interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships. Static gap, which measures aggregate repricing values, is less utilized since it does not effectively measure the earnings impact on us. Earnings simulation and economic value models, however, which more effectively reflect the earnings impact, are utilized by management on a regular basis.

Earnings Simulation Analysis

We use simulation analysis to measure the sensitivity of net income to changes in interest rates. The model calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process, but it provides a better analysis of the sensitivity of earnings to changes in interest rates than other analysis such as the static gap analysis.

Assumptions used in the model, including loan and deposit growth rates, are derived from seasonal trends and management's outlook, as are the assumptions used to project the yields and rates for new loans and deposits. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are accounted for in the different rate scenarios.

The following table represents the interest rate sensitivity on our net income using different rate scenarios as of December 31, 2004.

Change in Prime Rate	% Change in Net Income
+300 basis points	+10.1%
+200 basis points	+8.4%
+100 basis points	+5.3%
Most Likely	0
-100 basis points	-4.1%
-200 basis points	-11.0%
-300 basis points	-23.9%

Economic Value Simulation

We use economic value simulation to calculate the estimated fair value of assets and liabilities over different interest rate environments. Economic values are calculated based on discounted cash flow analysis. The economic value of equity is the economic value of all assets minus the economic value of all liabilities. The change in economic value of equity over different rate environments is an indication of the longer term repricing risk in the balance sheet. The same assumptions are used in the economic value simulation as in the earnings simulation.

The following chart reflects the change in net market value by using December 31, 2004 data, over different rate environments with a one-year horizon.

Change in Prime Rate	Change in Economic Value of Equity (dollars in thousands)
+300 basis points	6,059
+200 basis points	5,910
+100 basis points	5,653
Most Likely	5,424
-100 basis points	4,657
-200 basis points	1,652
-300 basis points	(4,243)

Management of the Interest Sensitivity Gap

The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income due to changes in market interest rates. We evaluate interest rate risk and then formulate guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

Our asset and liability committees review deposit pricing, changes in borrowed money, investment and trading activity, loan sale activities, liquidity levels and the overall interest sensitivity. The actions of the committees are reported to the boards of directors regularly (monthly by Marathon and quarterly by Rockingham Heritage). The daily monitoring of interest rate risk, investment and trading activity, along with any other significant transactions are managed by the presidents of each bank with input from other committee members.

Item 8. Financial Statements and Supplementary Data

The following financial statements are included in this Item 8:

- -- Report of Independent Registered Public Accounting Firm - Yount, Hyde & Barbour, P.C.
- -- Consolidated Balance Sheets - December 31, 2004 and 2003
- -- Consolidated Statements of Income - Years ended December 31, 2004, 2003, and 2002
- -- Consolidated Statements of Changes in Shareholders' Equity - Years Ended December 31, 2004, 2003 and 2002
- -- Consolidated Statements of Cash Flows - Years Ended December 31, 2004, 2003 and 2002
- -- Notes to Consolidated Financial Statements.

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To the Board of Directors
Premier Community Bankshares, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Premier Community Bankshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Premier Community Bankshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Premier Community Bankshares, Inc. and Subsidiaries management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Community Bankshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of

America. Also in our opinion, management's assessment that Premier Community Bankshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Premier Community Bankshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
February 17, 2005

PREMIER COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

(In Thousands, Except for Share Data)

Assets		2004		2003
Cash and due from banks	$	21,459	$	22,394
Interest-bearing deposits in other banks		115		208
Federal funds sold		19,075		16,901
Securities available for sale, at fair value		19,745		15,694
Securities held to maturity (fair value approximates $ 7,481 and $8,207 at December 31, 2004 and 2003, respectively)		7,569		8,357
Loans, net of allowance for loan losses of $5,007 in 2004 and $4,104 in 2003		486,865		382,459
Bank premises and equipment, net		12,158		10,962
Accrued interest receivable		1,850		1,678
Other real estate		151		67
Other assets		7,163		4,582
	$	576,150	$	463,302
Liabilities and Shareholders' Equity				
Liabilities				
Deposits:				
Noninterest-bearing demand deposits	$	88,229	$	61,123
Savings and interest-bearing demand deposits		148,729		130,312
Time deposits		246,975		205,910
Total deposits	$	483,933	$	397,345
Federal Home Loan Bank advances		30,000		10,000
Short-term borrowings		513		541
Accounts payable and accrued expenses		3,860		2,948
Capital lease payable		179		188
Trust Preferred Capital Notes		13,403		13,403
Commitments and contingent liabilities		- -		- -
Total liabilities	$	531,888	$	424,425
Shareholders' Equity				
Preferred stock, Series A, 5% noncumulative, no par value; 1,000,000 shares authorized and unissued	$	- -	$	- -
Common stock, $1 par value; 20,000,000 shares authorized; 2004, 4,919,548 shares issued and outstanding; 2003, 4,881,084 shares issued and outstanding;		4,920		4,881
Capital surplus		19,502		19,328
Retained earnings		19,710		14,400
Accumulated other comprehensive income		130		268
Total shareholders' equity	$	44,262	$	38,877
	$	576,150	$	463,302

See Notes to Consolidated Financial Statements.

PREMIER COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2004, 2003 and 2002

(In Thousands, Except for Per Share Data)

	2004	2003	2002
Interest and dividend income:			
Interest and fees on loans	$ 30,036	$ 25,106	$ 21,558
Interest on investment securities:			
Nontaxable	183	217	188
Taxable	268	316	402
Interest and dividends on securities available for sale:			
Nontaxable	270	229	98
Taxable	338	322	485
Dividends	93	76	83
Interest on deposits in banks	3	4	12
Interest on federal funds sold	261	242	288
Total interest and dividend income	$ 31,452	$ 26,512	$ 23,114
Interest expense:			
Interest on deposits	$ 7,783	$ 7,518	$ 7,788
Interest on capital lease obligations	14	15	16
Interest on borrowings	1,174	760	664
Total interest expense	$ 8,971	$ 8,293	$ 8,468
Net interest income	$ 22,481	$ 18,219	$ 14,646
Provision for loan losses	1,020	919	1,100
Net interest income after provision for loan losses	$ 21,461	$ 17,300	$ 13,546
Noninterest income:			
Service charges on deposit accounts	$ 3,188	$ 2,611	$ 1,517
Commissions and fees	820	801	711
Other	431	242	212
Total noninterest income	$ 4,439	$ 3,654	$ 2,440
Noninterest expenses:			
Salaries and employee benefits	$ 8,735	$ 6,739	$ 5,133
Net occupancy expense of premises	933	670	555
Furniture and equipment	1,282	1,044	608
Other	5,623	4,760	3,231
Total other expenses	$ 16,573	$ 13,213	$ 9,527
Income before income taxes	$ 9,327	$ 7,741	$ 6,459
Provision for income tax	2,984	2,485	2,095
Net income	$ 6,343	$ 5,256	$ 4,364
Earnings per share, basic	$ 1.30	$ 1.14	$ 0.96
Earnings per share, assuming dilution	$ 1.26	$ 1.11	$ 0.94

See Notes to Consolidated Financial Statements.

PREMIER COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2004, 2003 and 2002

(In Thousands, except Share Data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Compre-hensive Income	Total Shareholders' Equity
Balance, December 31, 2001	$ 4,527	$ 14,808	$ 6,342	$ 68		$ 25,745
Comprehensive income:						
Net income	--	--	4,364	--	$ 4,364	4,364
Other comprehensive income, unrealized gain on securities available for sale (net of tax, $104)	--	--	--	201	201	201
Total comprehensive income	--	--	--	--	$ 4,565	--
Dividends declared ($0.15 per share)	--	--	(683)	--		(683)
Issuance of common stock - exercise of stock options (28,000 shares)	28	169	--	--		197
Balance, December 31, 2002	$ 4,555	$ 14,977	$ 10,023	$ 269		$ 29,824
Comprehensive income:						
Net income	--	--	5,256	--	$ 5,256	5,256
Other comprehensive income, unrealized (loss) on securities available for sale (net of tax, $1)	--	--	--	(1)	(1)	(1)
Total comprehensive income	--	--	--	--	$ 5,255	--
Dividends declared ($0.18 per share)	--	--	(879)	--		(879)
Issuance of common stock - exercise of stock options (38,100 shares)	38	378	--	--		416
Issuance of comon stock, stock offering (287,500 shares)	288	3,973	--	--		4,261
Balance, December 31, 2003	$ 4,881	$ 19,328	$ 14,400	$ 268		$ 38,877
Comprehensive income:						
Net income	--	--	6,343	--	$ 6,343	6,343
Other comprehensive income, unrealized (loss) on securities available for sale (net of tax, $ 71)	--	--	--	(138)	(138)	(138)
Total comprehensive income	--	--	--	--	$ 6,205	--
Dividends declared ($0.21 per share)	--	--	(1,033)	--		(1,033)
Issuance of common stock - exercise of stock options (41,775 shares)	42	229				271
Repurchase of common stock - exercise of cashless stock options (3,311 shares)	(3)	(55)				(58)
Balance, December 31, 2004	$ 4,920	$ 19,502	$ 19,710	$ 130		$ 44,262

See Notes to Consolidated Financial Statements

PREMIER COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(Dollars in Thousands)

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 6,343	$ 5,256	$ 4,364
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,036	886	498
Provision for loan losses	1,020	919	1,100
Deferred tax (benefit)	(384)	(187)	(179)
Loss on sale of equipment	- -	- -	14
Net amortization on securities	67	53	22
Origination of loans held for sale	- -	- -	(4,624)
Proceeds from sale of loans held for sale	- -	- -	5,095
Changes in asset and liabilities:			
Increase in other assets	(2,211)	(1,284)	(598)
Increase in accrued interest receivable	(172)	(33)	(187)
Increase in accounts payable and accrued expenses	758	616	112
Net cash provided by operating activities	$ 6,457	$ 6,226	$ 5,617
Cash Flows from Investing Activities			
Proceeds from maturities, calls and principal payments of investment securities	$ 780	$ 2,358	$ 2,590
Proceeds from maturities, calls and principal payments of securities available for sale	5,520	5,710	7,988
Purchase of investment securities	- -	(706)	(2,873)
Purchase of securities available for sale	(9,839)	(6,171)	(11,336)
Net increase in loans	(105,426)	(70,825)	(84,353)
Purchase of bank premises and equipment	(2,231)	(4,148)	(2,763)
Net cash (used in) investing activities	$ (111,196)	$ (73,782)	$ (90,747)
Cash Flows from Financing Activities			
Net increase in demand deposits, NOW accounts and savings accounts	$ 45,523	$ 41,930	$ 34,826
Net increase in certificates of deposit	41,065	10,353	52,599
Increase in Federal Home Loan Bank advances	20,000	1,000	2,000
Increase (decrease) in short-term borrowings	(28)	6	(24)
Proceeds from trust preferred capital notes	- -	6,000	- -
Net proceeds from issuance of common stock	271	4,677	197
Repurchase of common stock	(58)	- -	- -
Principal payments on capital lease obligations	(9)	(8)	(8)
Payment of dividends	(879)	(683)	(541)
Net cash provided by financing activities	$ 105,885	$ 63,275	$ 89,049
Increase (decrease) in cash and cash equivalents	$ 1,146	$ (4,281)	$ 3,919
Cash and Cash Equivalents			
Beginning	39,503	43,784	39,865
Ending	$ 40,649	$ 39,503	$ 43,784
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 8,909	$ 8,263	$ 8,442
Income taxes	$ 3,222	$ 2,285	$ 2,574
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 151	$ - -	$ - -
Unrealized gain (loss) on securities available for sale	$ (209)	$ (2)	$ 305

See Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

Premier Community Bankshares, Inc. (the "Corporation") is a Virginia multi-bank holding company headquartered in Winchester, Virginia. The Corporation owns The Marathon Bank, Rockingham Heritage Bank and its subsidiary, RHB Services, Inc., Premier Statutory Trust I, and Premier Statutory Trust II.

The accounting and reporting policies of the Corporation and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements of the Premier Community Bankshares, Inc. and its subsidiaries, include the accounts of all companies. All material intercompany balances and transactions have been eliminated. FASB Interpretation No. 46 (R) requires that the Corporation no longer consolidate Premier Statutory Trust I and Premier Statutory Trust II. The subordinated debt of the Trusts are reflected as a liability on the Corporation's balance sheet.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted securities include Federal Reserve stock and Federal Home Loan Bank stock.

Stock Offering

On November 19, 2003, the Corporation issued 287,500 shares of common stock through a stock offering. The stock was offered to the public at $15.75 per share. After expenses of $267,000 proceeds to the Corporation were $4,261,000.

Loans

The Corporation's banking subsidiaries grant mortgage, commercial and consumer loans to customers. These loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Augusta, Frederick, Rockingham, Shenandoah and Warren County areas of Virginia. Additionally, the new loan production office in Martinsburg, West Virginia, has produced a concentration of loans in the counties of Berkeley, Jefferson, and Morgan. The ability of the debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using a method that approximates the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Loans are placed on nonaccrual at an earlier date or charged off if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Management uses three steps in calculating the balance of the reserve. The first step is the specific classification which examines problem loans and applies a weight factor to each category. The weight factor is based upon historical data and the loans within each category are reviewed on a monthly basis to determine changes in their status. The second step applies a predetermined rate against total loans with unspecified reserves. Again, this rate is based upon experience and can change over time. The third step is an unallocated allowance which is determined by economic events and conditions that may have a real, but as yet undetermined, impact upon the portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Classifications of Amortization on Assets Acquired Under Capital Leases

The amortization expense on assets acquired under capital leases is included with the depreciation expense.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Bank Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, ranging from 3 to 40 years.

Other Real Estate Owned

Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred.

Advertising Costs

The Corporation and subsidiaries follow the policy of charging the production costs of advertising to expense as incurred.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Stock Compensation Plan

The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation (dollars in thousands except per share amounts):

	2004	2003	2002
Net income, as reported	$ 6,343	$ 5,256	$ 4,364
Total stock-based compensation expense determined under fair value based method for all rewards	(127)	(125)	(177)
Pro forma net income	$ 6,216	$ 5,131	$ 4,187
Basic earnings per share			
As reported	$ 1.30	$ 1.14	$ 0.96
Pro forma	$ 1.27	$ 1.11	$ 0.92
Diluted earnings per share			
As reported	$ 1.26	$ 1.11	$ 0.94
Pro forma	$ 1.23	$ 1.08	$ 0.91

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model. The estimates were calculated using the following weighted-average assumptions for grants in 2004 and 2003, respectively: Dividend rate of 1.27% and 1.33%, price volatility of 24.53% and 22.92%, risk-free interest rate of 3.66% and 3.54%, and expected lives of 5 years.

See Note 15 for additional information relating to this plan.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Note 2. Securities

The amortized cost and fair value of the securities available for sale as of December 31, 2004 and 2003 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2004 (In Thousands)			
U.S. Government and federal agencies	$ 8,646	$ 28	(13)	$ 8,661
Obligations of state and political subdivisions	7,086	168	(21)	7,233
Mortgage-backed securities	368	6	(1)	373
Equity securities	250	30	- -	280
Restricted securities	3,198	- -	- -	3,198
	$ 19,548	$ 232	$ (35)	$ 19,745

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2003			
	(In Thousands)			
U.S. Government and federal agencies	$ 6,281	$ 121	$ - -	$ 6,402
Obligations of state and political subdivisions	6,337	223	(18)	6,542
Mortgage-backed securities	588	20	- -	608
Equity securities	250	60	- -	310
Restricted securities	1,832	- -	- -	1,832
	$ 15,288	$ 424	$ (18)	$ 15,694

The amortized cost and fair value of the securities available for sale as of December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because mortgages underlying the mortgage-backed securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 2,256	$ 2,275
Due after one year through five years	4,127	4,143
Due after five years through ten years	7,616	7,748
Due over ten years	1,733	1,728
Mortgage-backed securities	368	373
Equity securities	250	280
Restricted securities	3,198	3,198
	$ 19,548	$ 19,745

The amortized cost and fair value of securities being held to maturity as of December 31, 2004 and 2003, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2004			
	(In Thousands)			
U.S. Government and federal agencies	$ 497	$ -	$ (31)	$ 466
Obligations of state and political subdivisions	4,334	139	(84)	$ 4,389
Trust preferred securities	2,738	15	(127)	$ 2,626
	$ 7,569	$ 154	$ (242)	$ 7,481

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2003			
	(In Thousands)			
U.S. Government and federal agencies	$ 897	$ 9	$ (10)	$ 896
Obligations of state and political subdivisions	4,716	194	(225)	4,685
Trust preferred securities	2,744	17	(135)	2,626
	$ 8,357	$ 220	$ (370)	$ 8,207

The amortized cost and fair value of the securities being held to maturity as of December 31, 2004, by contractual maturity, are shown below.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 271	$ 273
Due after one year through five years	370	384
Due after five years through ten years	3,290	3,382
Due over ten years	3,638	3,442
	$ 7,569	$ 7,481

For the years ended December 31, 2004, 2003, and 2002, there were no sales of securities available for sale.

Securities having a carrying value of $ 7,932,000 and $5,379,000 at December 31, 2004 and 2003 were pledged to secure public deposits and for other purposes required by law.

Securities in an unrealized loss position at December 31, 2004, and 2003, by duration of the unrealized loss, are shown below. No impairment has been recognized on any of the securities in a loss position because of management's intent and demonstrated ability to hold securities to scheduled maturity or call dates. There are approximately 20 securities in the consolidated portfolio of the two banks that have losses, which are considered to be temporary.

	December 31, 2004					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
	(In Thousands)					
U.S. Government and agency securities	$ 5,408	$ (45)	$ --	$ --	$ 5,408	$ (45)
Obligations of states and political subdivisions	497	(8)	1,308	(97)	1,805	(105)
Other securities	93	(1)	2,366	(126)	2,459	(127)
	$ 5,998	$ (54)	$ 3,674	$ (223)	$ 9,672	$ (277)

	December 31, 2003					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
	(In Thousands)					
U.S. Government and agency securities	$ 487	$ (10)	$ --	$ --	$ 487	$ (10)
Obligations of states and political subdivisions	1,637	(243)	--	--	1,637	(243)
Other securities	1,728	(128)	638	(7)	2,366	(135)
	$ 3,852	$ (381)	$ 638	$ (7)	$ 4,490	$ (388)

Note 3. Loans and Related Party Transactions

The composition of the net loans is as follows:

	December 31,	
	2004	2003
	(In Thousands)	
Mortgage loans on real estate:		
Construction	$ 101,363	$ 66,501
Secured by farmland	4,154	4,890
Secured by 1-4 family residential	131,230	101,548
Multi-family residential	18,224	15,432
Nonfarm, nonresidential loans	142,897	120,675
Loans to farmers (except those secured by real estate)	999	197
Commercial loans (except those secured by real estate)	63,079	49,735
Consumer installment loans (except those secured by real estate)	25,491	23,296
Overdrafts reclassified from deposits	246	384
All other loans	4,189	3,905
	$ 491,872	$ 386,563
Less:		
Allowance for loan losses	5,007	4,104
	$ 486,865	$ 382,459

The Corporation, through its banking subsidiaries, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the Banks for loans totaling $ 6,022,000 and $7,232,000 at December 31, 2004 and 2003, respectively. During 2004, total principal additions were $3,855,000 and total principal payments were $5,065,000.

Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	December 31,		
	2004	2003	2002
		(In Thousands)	
Balance, beginning	$ 4,104	$ 3,340	$ 2,459
Provision for loan losses	1,020	919	1,100
Recoveries	121	69	66
Loan losses charged to the allowance	(238)	(224)	(285)
Balance, ending	$ 5,007	$ 4,104	$ 3,340

The following is a summary of information pertaining to impaired loans for the years ended December 31, 2004 and 2003:

	December 31,	
	2004	2003
	(In Thousands)	
Impaired loans with a valuation allowance	$ 2,550	$ 2,363
Impaired loans without a valuation allowance	64	- -
Total impaired loans	$ 2,614	$ 2,363
Valuation allowance related to impaired loans	$ 255	$ 326
Average investment in impaired loans	$ 2,041	$ 1,135
Interest income recognized on impaired loans	$ 101	$ 32
Interest income recognized on a cash basis on impaired loans	$ 97	$ 20

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $268,225 and $136,851 at December 31, 2004 and 2003, respectively. If interest on these loans had been accrued, such income would have approximated $5,800, $4,800 and $2,000 for 2004, 2003 and 2002, respectively.

Note 5. Bank Premises and Equipment, Net

Bank premises and equipment as of December 31, 2004 and 2003 consists of the following:

	2004	2003
	(In Thousands)	
Bank premises	$ 10,328	$ 8,360
Furniture and equipment	6,276	5,435
Capital leases - property and equipment	257	257
Bank premises and equipment in process	172	828
	$ 17,033	$ 14,880
Less accumulated depreciation	4,875	3,918
	$ 12,158	$ 10,962

Depreciation and amortization, related to Bank premises and equipment, included in operating expense for 2004, 2003 and 2002 was $1,036,000, $886,000 and $498,000, respectively.

Note 6. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was $69,676,000 and $55,808,000, respectively.

At December 31, 2004, the scheduled maturities of time deposits are as follows (dollars in thousands):

Years Ending December 31:	
2005	$ 121,335
2006	54,157
2007	19,151
2008	26,721
2009	25,611
	$ 246,975

Note 7. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2004 and 2003:

	2004	2003
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,584	$ 1,301
Deferred loan fees	166	128
Deferred benefit plans	327	172
Other	91	65
	$ 2,168	$ 1,666
Deferred tax liabilities:		
Depreciation	$ 578	$ 460
Securities available for sale	67	138
	$ 645	$ 598
Net deferred tax assets included in other assets	$ 1,523	$ 1,068

The provision for income taxes charged to operations for the years ended December 31, 2004, 2003 and 2002, consists of the following:

	2004	2003	2002
		(In Thousands)	
Current tax expense	$ 3,368	$ 2,672	$ 2,274
Deferred tax (benefit)	(384)	(187)	(179)
	$ 2,984	$ 2,485	$ 2,095

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2004, 2003 and 2002, due to the following:

	2004	2003	2002
		(In Thousands)	
Computed "expected" tax expense	$ 3,171	$ 2,632	$ 2,196
Increase (decrease) in income taxes resulting from:			
Tax-exempt interest income	(199)	(155)	(102)
Other	12	8	1
	$ 2,984	$ 2,485	$ 2,095

Note 8. Leases

Capital Leases

The Marathon Bank has a lease agreement on a branch facility. The liability is payable in monthly installments of $1,991 through May 31, 2016 at an interest rate of 8%. The capital lease payable at December 31, 2004 in the amount of $179,000 represents the present value of the balance due in future years for lease rentals discounted at the respective interest rates. Since the term of the lease is approximately the same as the estimated useful life of the assets, and the present value of the future minimum lease payments at the beginning of the lease approximated the fair value of the leased assets at that date, the lease is considered to be a capital lease and has been so recorded.

The following is a schedule by years of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2004:

Years ending December 31 (dollars in thousands):

2005	$	24
2006		24
2007		24
2008		24
2009		24
Later years		153
Total minimum lease payments	$	273
Less the amount representing interest		(94)
Present value of net minimum lease payments	$	179

Operating Leases

Rockingham Heritage Bank has entered into a five-year operating lease with an entity of which a director of the Corporation is a shareholder. The lease expires on November 30, 2005 and has four five-year renewal options. The total minimum lease commitment at December 31, 2004 under this lease is $26,565.

The Banks were obligated under a number of other noncancelable leases for various banking premises, which including renewal options, expire through 2012. Total rental expense on premises and equipment for 2004, 2003 and 2002, was $325,000, $258,000 and $226,000, respectively.

Minimum rental commitments under noncancelable operating leases with terms in excess of one year as of December 31, 2004 were as follows (dollars in thousands):

2005	$ 213
2006	131
2007	69
2008	57
2009	35
Later years	75
	$ 580

Note 9. Commitments and Contingent Liabilities

In the normal course of business, there are other outstanding commitments and contingent liabilities which are not reflected in the accompanying financial statements. See Note 11 with respect to financial instruments with off-balance-sheet risk.

As members of the Federal Reserve System, the banking subsidiaries are required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2004 and 2003, the aggregate amounts of daily average required balances were approximately $6,404,000 and $2,828,000, respectively.

The Banks are required to maintain certain required reserve balances with its correspondent bank. Those required balances were $2,025,000 and $9,050,000 for 2004 and 2003, respectively.

Note 10. Dividend Restrictions

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the current year earnings and earnings retained for the two preceding years.

As of December 31, 2004, the aggregate amount of unrestricted funds, which could be transferred from the Corporation's subsidiaries to the Parent Company, without prior regulatory approval, totaled approximately $17,449,000 or 39.4% of the consolidated net assets.

In addition, dividends paid by the Banks to the Corporation would be prohibited if the effect thereof would cause the Banks' capital to be reduced below applicable minimum capital requirements.

Note 11. Financial Instruments With Off-Balance-Sheet Risk

The Banks are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and commercial lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Banks' exposure to credit loss is represented by the contractual amount of these commitments. The Banks follow the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2004	2003
	(In Thousands)	
Commitments to grant loans	$ 58,385	$ 34,997
Standby letters of credit	6,161	4,796
Unfunded commitments under lines of credit	76,391	90,308

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Banks, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit generally are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Banks are committed.

Commercial and standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks generally hold collateral supporting those commitments for which collateral is deemed necessary.

The Banks have cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2004 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $2,316,000.

Note 12. Employee Benefit Plans

The Marathon Bank and Rockingham Heritage Bank each have a 401(k) Profit Sharing Plan covering employees who have completed 90 days of service and are at least 18 years of age. Employees may contribute compensation subject to certain limits based on federal tax laws. The Bank makes discretionary matching contributions equal to 100 percent of an employee's compensation contributed to the Plan up to 5 percent of the employee's compensation. Additional amounts may be contributed, at the option of the Bank's Board of Directors. These additional contributions generally amount to 4.5 percent of eligible employee's compensation. Employer contributions vest to the employee over a six-year period.

For the years ended December 31, 2004, 2003 and 2002, expense attributable to these retirement plans amounted to $330,000, $307,000 and $183,000, respectively.

Deferred Compensation Plans

During 2004, a deferred compensation plan and split dollar life insurance plan were adopted for selected Executive Officers of the Company. Under these plans, the benefit is equal to 25% of the individual employee's final compensation at time of retirement. Benefits are to be paid in monthly installments commencing at retirement for a period of 180 months. The agreement provides that if employment is terminated for reasons other than retirement or disability, the benefit is reduced based upon a vesting schedule. If death occurs prior to termination of service, no retirement benefits are paid but a life insurance benefit of up to three times compensation is paid to the employees' beneficiary. The deferred compensation charged to expense for 2004, based on the present value of the retirement benefits, was $304,054. The plans are unfunded; however, life insurance has been acquired on the life company employees in amounts sufficient to offset the expense of the obligations.

Note 13. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities, fair values are based on quoted market prices or dealer quotes.

Loan Receivables

For certain homogeneous categories of loans, such as some residential mortgages, and othe consumer loans, fair value is estimated using the quoted market prices for securities backed b similar loans, adjusted for differences in loan characteristics. The fair value of other types of loa is estimated by discounting the future cash flows using the current rates at which similar loa

would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of all other deposits and borrowings is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2004 and 2003, the fair value of loan commitments and stand-by letters of credit were immaterial.

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Thousands)		(Thousands)	
Financial assets:				
Cash and short-term investments	$ 40,649	$ 40,649	$ 39,503	$ 39,503
Securities	27,314	27,226	24,051	23,901
Loans, net	486,865	489,532	382,459	397,150
Accrued interest receivable	1,850	1,850	1,678	1,678
Financial liabilities:				
Deposits	$ 483,933	$ 482,666	$ 397,345	$ 401,115
Federal Home Loan Bank advances	30,000	30,169	10,000	10,079
Short-term borrowings	513	513	541	541
Capital lease payable	179	179	188	188
Trust preferred capital notes	13,403	13,403	13,403	13,403
Accrued interest payable	504	504	442	442

The Corporation, through its banking subsidiaries, assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of their financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Note 14. Minimum Regulatory Capital Requirements

The Corporation (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Corporation and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

There are no conditions or events since the notification that management believes have changed the Banks' category. The Corporation's and the Banks' capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2004:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 62,139	12.89%	$ 38,560	8.00%	N/A	N/A
The Marathon Bank	$ 33,877	11.36%	$ 23,853	8.00%	$ 29,816	10.00%
Rockingham Heritage Bank	$ 21,855	12.00%	$ 14,565	8.00%	$ 18,207	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	$ 57,132	11.85%	$ 19,280	4.00%	N/A	N/A
The Marathon Bank	$ 30,673	10.29%	$ 11,927	4.00%	$ 17,890	6.00%
Rockingham Heritage Bank	$ 20,050	11.01%	$ 7,283	4.00%	$ 10,924	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	$ 57,132	10.13%	$ 22,559	4.00%	N/A	N/A
The Marathon Bank	$ 30,673	8.62%	$ 14,226	4.00%	$ 17,782	5.00%
Rockingham Heritage Bank	$ 20,050	9.62%	$ 8,333	4.00%	$ 10,416	5.00%
As of December 31, 2003:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 55,713	14.80%	$ 30,112	8.00%	N/A	N/A
The Marathon Bank	$ 23,560	10.63%	$ 17,729	8.00%	$ 22,161	10.00%
Rockingham Heritage Bank	$ 19,227	12.51%	$ 12,296	8.00%	$ 15,370	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	$ 51,478	13.68%	$ 15,056	4.00%	N/A	N/A
The Marathon Bank	$ 21,160	9.55%	$ 8,864	4.00%	$ 13,297	6.00%
Rockingham Heritage Bank	$ 17,523	11.40%	$ 6,148	4.00%	$ 9,222	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	$ 51,478	11.46%	$ 17,975	4.00%	N/A	N/A
The Marathon Bank	$ 21,160	7.98%	$ 10,609	4.00%	$ 13,261	5.00%
Rockingham Heritage Bank	$ 17,523	9.52%	$ 7,366	4.00%	$ 9,208	5.00%

Note 15. Stock Compensation Plan

The Corporation's Long-Term Incentive Plan allows for incentive stock options and nonqualified stock options to be granted to certain key employees and directors with an exercise price to be not less than 100% of the Fair Market Value of the Stock on the day the stock option is granted. 440,000 shares of the Corporation's common stock plus sufficient shares to cover the options outstanding under the Corporation's previous plan have been reserved for the issuance of stock options under the Plan. All options expire ten years from the grant date and vest 25% at the date of grant and 25% each year for the three years following the grant year.

A summary of the activity in the stock option plan follows:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	295,275	$ 7.77	331,375	$ 7.25	126,375	$ 5.11
Granted	4,000	17.56	12,000	14.32	245,000	8.13
Exercised	(41,775)	5.91	(38,100)	6.03	(28,000)	5.33
Forfeited	(2,000)	7.30	(10,000)	5.00	(12,000)	7.30
Outstanding at end of year	255,500	$ 8.23	295,275	$ 7.77	331,375	$ 7.25
Options exercisable at year-end	230,750	$ 7.79	213,025	$ 7.17	199,625	$ 6.46
Weighted-average fair value of options granted during the year	$ 4.36		$ 3.31		$ 2.29	

Information pertaining to options outstanding at December 31, 2004 is as follows:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Remaining Contractual Life
$ 5.00	37,875	1.75	37,875	1.75
7.25	5,000	1.75	5,000	1.75
7.30	135,000	6.75	135,000	6.75
10.53	61,625	7.75	45,875	7.75
10.23	1,000	8.00	500	8.00
11.67	1,000	8.25	500	8.25
14.99	10,000	8.75	5,000	8.75
17.56	4,000	9.50	1,000	9.50
Oustanding at end of year	255,500	6.28	230,750	6.08

Note 16. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.

	2004		2003		2002	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	4,893,442	$ 1.30	4,602,466	$ 1.14	4,537,185	$ 0.96
Effect of dilutive securities:						
Stock options	155,355		142,623		83,903	
Diluted earnings per share	5,048,797	$ 1.26	4,745,089	$ 1.11	4,621,088	$ 0.94

In 2004 there were no shares excluded from EPS or considered to be antidilutive. In 2003 and in 2002, stock options representing 1,000 and 31,500 shares were not included in computing diluted EPS because their effects were antidilutive.

Note 17. Borrowings

The Corporation's banking subsidiaries has a line of credit with the Federal Home Loan Bank (FHLB) of Atlanta for $105,300,000 and $69,400,000 as of December 31, 2004 and 2003, respectively. Advances bear interest at a fixed or floating rate depending on the terms and maturity of each advance and numerous renewal options are available. These advances are secured by 1-4 family residential mortgages. The unused line of credit totaled $75,300,000 and $59,400,000 at December 31, 2004 and 2003, respectively. On some fixed rate advances the FHLB may convert the advance to an indexed floating interest rate at some set point in time for the remainder of the term. If the advance converts to a floating interest rate, the Banks may pay back all or part of the advance without a prepayment penalty. Floating rate advances may be paid back at any time without penalty.

As of December 31, 2004, the fixed-rate long-term debt totaled $17,000,000 and matures through April 6, 2011. The interest rates on the fixed-rate note payable ranges from 1.84% to 7.07%. As of December 31, 2004, the adjustable-rate long-term debt totaled $13,000,000 and matures through June 18, 2007. $10,000,000 of the adjustable-rate long-term debt is adjustable quarterly with a current rate of 2.01%; the remaining $3,000,000 is adjustable daily, with a rate of 2.50% as of December 31, 2004.

As of December 31, 2003, the fixed-rate long-term debt totaled $10,000,000 and matured through April 6, 2011. The interest rates on the fixed-rate notes payable range from 2.31% to 7.07%.

The contractual maturities of FHLB advances as of December 31, 2004 are as follows (dollars in thousands):

Due in 2005	$	16,000
Due in 2006		2,000
Due in 2007		10,000
Due in 2011		2,000
	$	30,000

In 2001, Premier Statutory Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On December 18, 2001, $7.2 million of trust preferred securities were issued through a pooled underwriting totaling approximately $300 million. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2004 was 6.10%. Interest is payable monthly. The securities have a mandatory redemption date of December 18, 2031, and are subject to varying call provisions beginning December 18, 2006. The principal asset of the Trust is $7.2 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

In 2003, Premier Statutory Trust II, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On September 25, 2003, an additional $6.2 million of trust preferred securities were issued through a pooled underwriting totaling approximately $228 million. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2004 was 5.17%. Interest is payable monthly. The securities have an optional redemption date of October 8, 2008, and are subject to varying call provisions beginning October 8, 2033. The principal asset of the Trust is $6.2 million of the Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Trust Preferred not considered as Tier I capital may be included in Tier II capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 18. Other Expenses

The Corporation and its subsidiaries had the following expenses as of December 2004, 2003 and 2002 as follows:

	2004	2003	2002
		(In Thousands)	
Advertising	$ 621	$ 553	$ 375
ATM expense	374	315	257
Directors' fees	425	356	275
Postage expense	270	278	262
Stationary and supplies	431	545	328
Telephone expense	388	294	226
Other (no item >1% of revenue)	3,114	2,419	1,508
	$ 5,623	$ 4,760	$ 3,231

Note 19. Formation of New Bank Subsidiary

The Corporation intends to organize a third bank in West Virginia, which will be named Premier Bank. The Corporation plans to locate Premier Bank's headquarters in Martinsburg and its initial branch office in Shepherdstown, West Virginia. It is expected that Premier Bank will open in the second quarter of 2005. The banking charter has been received from the state of West Virginia, as well as approval for deposit insurance from the FDIC. Premier Bank was originally expected to open during the third quarter of 2004, but was unable to do so due to unexpected delays in the local government planning process. Premier Bank will offer a wide variety of deposits and loans, including residential loans, commercial loans and commercial construction and development loans. The Corporation has entered into a contractual agreement for the construction of the branch office in Shepherdstown. The obligation totals $604,000. The contract must commence on or before March 1, 2005, and must be completed on or before September 1, 2005.

Note 20. Parent Corporation Only Financial Statements

PREMIER COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2004 and 2003

	2004	2003
	(In Thousands)	
Assets		
Cash	$ 229	$ 402
Interest bearing deposits with subsidiary banks	3,450	8,429
Federal funds sold	2,508	3,328
Investment in subsidiaries	51,256	39,354
Equipment, net	733	905
Other assets	805	1,063
Total assets	$ 58,981	$ 53,481
Liabilities		
Accrued expenses	$ 283	$ 322
Dividends payable	1,033	879
Trust preferred capital notes	13,403	13,403
	$ 14,719	$ 14,604
Shareholders' Equity		
Preferred stock	$ - -	$ - -
Common stock	4,920	4,881
Capital surplus	19,502	19,328
Retained earnings	19,710	14,400
Accumulated other comprehensive income	130	268
Total shareholders' equity	$ 44,262	$ 38,877
Total liabilities and shareholders' equity	$ 58,981	$ 53,481

PREMIER COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Statements of Income
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(In Thousands)	
Income			
Interest on federal funds sold	$ 60	$ 22	$ 11
Interest on deposits in other banks	72	29	155
Management fee income	247	226	31
Total income	$ 379	$ 277	$ 197
Expenses			
Interest expense on trust preferred capital notes	$ 640	$ 413	$ 392
Other expenses	802	651	221
Total expense	$ 1,442	$ 1,064	$ 613
(Loss) before income tax (benefit) and undistributed income of subsidiaries	$ (1,063)	$ (787)	$ (416)
Income tax (benefit)	(366)	(266)	(148)
(Loss) before undistributed income of subsidiaries	$ (697)	$ (521)	$ (268)
Undistributed income of subsidiaries	7,040	5,777	4,632
Net income	$ 6,343	$ 5,256	$ 4,364

PREMIER COMMUNITY BANKSHARES, INC.
(Parent Corporation Only)

Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 6,343	$ 5,256	$ 4,364
Adjustments to reconcile net income to net cash (used in) operating activities:			
Depreciation expense	247	226	31
(Undistributed income) of subsidiary	(7,040)	(5,777)	(4,632)
(Increase) decrease in other assets	258	(336)	(290)
Increase (decrease) in accrued expenses	(39)	135	133
Net cash (used in) operating activities	$ (231)	$ (496)	$ (394)
Cash Flows from Investing Activities			
Increase in investment in subsidiaries	$ (5,000)	$ (1,486)	$ (3,000)
Purchase of equipment	(75)	(231)	(931)
(Increase) decrease in investment in certificates of deposit with subsidiaries	4,979	(4,847)	3,418
Net cash (used in) investing activities	$ (96)	$ (6,564)	$ (513)
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	$ 271	$ 4,677	$ 197
Repurchase of common stock	(58)	- -	- -
Proceeds from trust preferred capital notes	- -	6,186	- -
Payment of dividends	(879)	(683)	(541)
Net cash provided by (used in) financing activities	$ (666)	$ 10,180	$ (344)
Increase (decrease) in cash and cash equivalents	$ (993)	$ 3,120	$ (1,251)
Cash and Cash Equivalents			
Beginning	3,730	610	1,861
Ending	$ 2,737	$ 3,730	$ 610

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Corporation maintains disclosure controls and procedures that are designed to provide assurance that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission. An evaluation of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures as of December 31, 2004 was carried out under the supervision and with the participation of management, including the Corporation's Chief Executive Officer and Chief Financial Officer. Based on and as of the date of such evaluation, the aforementioned officers concluded that the Corporation's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting. Management of the Corporation is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm who also audited the Corporation's consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on management's assessment of the Corporation's internal control over financial reporting appears on pages 36 and 37 hereof.

Changes in Internal Control Over Financial Reporting. There were no changes in the Corporation's internal control over financial reporting during the Corporation's fourth quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

The information required by Items 10, 11, 12, 13 and 14 of Part III has been incorporated herein by reference to the Corporation's Proxy Statement for the 2005 Annual Meeting of Shareholders (the "2005 Proxy Statement") as set forth below in accordance with General Instruction G.3 of Form 10-K.

Item 10. Directors and Executive Officers of the Registrant

Information with respect to this Item 10 is set forth in the sections entitled "Election of Directors," "Corporate Governance and the Board of Directors – Committees of the Board – Audit Committee," "Stock Ownership – Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance and the Board of Directors – Code of Ethics" of the 2005 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to this Item 11 is set forth in the sections entitled "Executive Compensation and Related Transactions – Executive Officer Compensation," " –Deferred Compensation Plans," "– Stock Options," and "– Compensation/Options Committee Interlocks and Insider Participation" and "– Employment Agreement" and "Corporate Governance and the Board of Directors – Director Compensation" in the 2005 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information with respect to this Item 12 is set forth in the sections entitled "Stock Ownership" and "Executive Compensation and Related Transactions – Equity Compensation Plan Information" in the 2005 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information with respect to this Item 13 is set forth in the section entitled "Executive Compensation and Related Transactions – Certain Relationships and Related Transactions" in the 2005 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information with respect to this Item 14 is set forth in the section entitled "Audit Information – Fees of Independent Public Accountants" and "– Pre-Approved Policies and Procedures" in the 2005 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) and (2). The response to this portion of Item 15 is included in Item 8 above.

(3). Exhibits:

3.1	Amended and Restated Articles of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2000 (File No. 0-18868).
3.2	Bylaws (as amended and restated in electronic format as of August 12, 2003), incorporated herein by reference to Exhibit 3.2 to the Corporation's Registration Statement on Form S-1, as amended, filed October 10, 2003 (File No. 333-109656).
10.1	401(k) Plan of Marathon Financial Corporation, incorporated herein by reference to Exhibit 10.1 to the Corporation's Registration Statement on Form S-1 filed August 26, 1992 (File No. 33-51366).
10.2	Lease between The Marathon Bank and Post Office Plaza, L.C. for the branch office at 300 Warren Avenue, Front Royal, Virginia, incorporated herein by reference to Exhibit 10.3 to the Corporation's Registration Statement on Form S-1 filed July 26, 1992 (File No. 333-08995).
10.3	Lease between The Marathon Bank and the Lessor, James Butcher, for the branch office at 1041 Berryville Avenue, Winchester, Virginia, incorporated herein by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-18868).
10.4	Lease between The Marathon Bank and the Lessors, Keith R. Lantz and Mary G. Lantz, for land at 1014 Main Street, Woodstock, Virginia, incorporated herein by reference to Exhibit 10.5 to the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1997 (File No. 0-18868).
10.5	1996 Long-Term Incentive Plan of Marathon Financial Corporation, incorporated herein by reference to Exhibit 99 to the Corporation's Registration Statement on Form S-8 filed November 26, 1997 (File No. 333-41163).*
10.6	2002 Long-Term Incentive Plan of the Corporation, incorporated herein by reference to Exhibit 99 to the Corporation's Registration Statement on Form S-8 filed December 3, 2002 (File No. 333-101619).*
10.7	Salary Reduction Deferred Compensation Agreement, dated as of September 22, 1998, between The Marathon Bank and Donald L. Unger, incorporated herein by reference to Exhibit 10.8 to the Corporation's Registration Statement on Form S-1, as amended, filed October 10, 2003 (File No. 333-109656).*
10.8	Employment Agreement, dated as of April 1, 1998, between Marathon Financial Corporation and Donald L. Unger.*
21.1	Subsidiaries of Premier Community Bankshares, Inc., incorporated by reference herein by reference to Exhibit 21 to the Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2001 (File No. 0-18868).
23.1	Consent of Yount, Hyde & Barbour, P.C.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

* Management contract or compensatory plan or arrangement.

(All exhibits not incorporated herein by reference are attached as exhibits to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.)

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

(All signatures are included with the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.)

PREMIER COMMUNITY BANKSHARES, INC.



Dear Shareholder:

You are cordially invited to attend the 2005 Annual Meeting of Shareholders (the "Annual Meeting") of Premier Community Bankshares, Inc. (the "Corporation") to be held on Tuesday, May 3, 2005 at 3:00 p.m. at the Hampton Inn and Conference Center located at 1204 Berryville Avenue, Winchester, Virginia. At the Annual Meeting, you will be asked to elect three directors for terms of three years each and to ratify the appointment of independent auditors for the Corporation for 2005. Enclosed with this letter are a formal notice of the Annual Meeting, a Proxy Statement and a form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted. Please complete, sign, date and promptly return the enclosed proxy using the enclosed postage-paid envelope. The enclosed proxy, when returned properly executed, will be voted in the manner directed in the proxy.

We hope that you will participate in the Annual Meeting, either in person or by proxy.

Sincerely,

John K. Stephens
Chairman

Donald L. Unger
President and Chief Executive Officer

April 1, 2005

PREMIER COMMUNITY BANKSHARES, INC.
4095 Valley Pike
Winchester, Virginia 22602

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders (the "Annual Meeting") of Premier Community Bankshares, Inc. (the "Corporation") will be held on Tuesday, May 3, 2005 at 3:00 p.m. at the Hampton Inn and Conference Center located at 1204 Berryville Avenue, Winchester, Virginia, for the following purposes:

1. To elect three directors to serve for terms of three years each expiring at the 2008 annual meeting of shareholders;

2. To ratify the appointment of the firm of Yount, Hyde & Barbour, P.C. as independent auditors for the Corporation for the fiscal year ending December 31, 2005; and

3. To act upon such other matters as may properly come before the Annual Meeting.

Only holders of record of shares of the Corporation's common stock at the close of business on March 15, 2005, the record date fixed by the Board of Directors of the Corporation, are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors



Joseph W. Hollis
Secretary

April 1, 2005

PREMIER COMMUNITY BANKSHARES, INC.
4095 Valley Pike
Winchester, Virginia 22602

PROXY STATEMENT

This Proxy Statement is furnished to holders of the common stock, par value $1.00 per share ("Common Stock"), of Premier Community Bankshares, Inc. (the "Corporation"), in connection with the solicitation of proxies by the Board of Directors of the Corporation to be used at the 2005 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, May 3, 2005 at 3:00 p.m. at the Hampton Inn and Conference Center located at 1204 Berryville Avenue, Winchester, Virginia, and any duly reconvened meeting after adjournment thereof.

Any shareholder who executes a proxy has the power to revoke it at any time by written notice to the Secretary of the Corporation, by executing a proxy dated as of a later date, or by voting in person at the Annual Meeting. It is expected that this Proxy Statement and the enclosed proxy card will be mailed on or about April 1, 2005 to all shareholders entitled to vote at the Annual Meeting.

The cost of soliciting proxies for the Annual Meeting will be borne by the Corporation. In addition, certain officers and regular employees of the Corporation or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. The Corporation may also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to the beneficial owners of shares of Common Stock.

On March 15, 2005, the record date for determining those shareholders entitled to notice of and to vote at the Annual Meeting, there were 4,927,148 shares of Common Stock issued and outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters to be acted upon at the Annual Meeting. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting.

A shareholder may abstain or (only with respect to the election of directors) withhold his or her vote (collectively, "Abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will not be counted as voting in favor of the relevant item.

A broker who holds shares in "street name" has the authority to vote on certain items when it has not received instructions from the beneficial owner. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters presented to shareholders without instructions from the beneficial owner. "Broker shares" that are voted on at least one matter will be counted for purposes of determining the existence of a quorum for the transaction of business at the Annual Meeting. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a "broker nonvote." Under the circumstances where the broker is not permitted to, or does not, exercise its discretion, assuming proper disclosure to the Corporation of such inability to vote, broker nonvotes will not be counted as voting in favor of or against the particular matter.

The Board of Directors is not aware of any matters other than those described in this Proxy Statement that may be presented for action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting, the persons named in the enclosed proxy card possess discretionary authority to vote in accordance with their best judgment with respect to such other matters.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Board of Directors consists of nine members, three of whom are nominated for election as directors at the Annual Meeting to serve for terms of three years each expiring on the date of the annual meeting of shareholders in 2008. Six other directors are serving terms that end in either 2006 or 2007, as indicated below.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. If the proxy is executed in such manner as not to withhold authority for the election of any or all of the nominees for directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the three nominees named below. If the proxy indicates that the shareholder wishes to withhold a vote from one or more nominees for director, such instructions will be followed by the persons named in the proxy.

Each nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve. If, at the time of the Annual Meeting, any nominee is unable or unwilling to serve as a director, votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Board of Directors. No family relationships exist among any of the directors or between any of the directors and executive officers of the Corporation.

The following biographical information discloses each director's age and business experience in the past five years and the year that each individual was first elected to the Board of Directors or its predecessor.

Nominees For Election For Terms That Expire in 2008

Clifton L. Good, 67, has served as a director of the Corporation since 1989 and as a director of The Marathon Bank, a subsidiary of the Corporation ("Marathon"), since 1987. He is President of Clifton L. Good Realty, Incorporated and the General Manager and Partner of Good and Good, LLC, a real estate development company, both in Front Royal, Virginia.

Joseph W. Hollis, 51, has served as a director of the Corporation since 1989 and as a director of Marathon since 1987. He is President of B. J. Sager (beer distributor) in Winchester, Virginia. He has been Secretary of the Corporation since 2000.

Wayne B. Ruck, 65, has served as a director of the Corporation since 2000 and as a director of Rockingham Heritage Bank, a subsidiary of the Corporation ("Rockingham"), since 1996. From 1970 to 2000, he was a co-founder and co-owner of Packaging Services, Inc. of Weyers Cave, Virginia, and seven other packaging-related companies in the Mid-Atlantic region. Since 2000, he has served as co-founder and co-owner of The Warehouse Company, a public logistics company in Harrisonburg, Virginia, and

Shen-Valley LLC, a real estate development company in Harrisonburg, Virginia, and has retained an ownership position in four other packaging-related companies.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE NOMINEES SET FORTH ABOVE.

Incumbent Directors Whose Terms Expire in 2006

Stephen T. Heitz, 51, has served as a director of the Corporation since 2000 and as a director of Rockingham since 1989. He is an attorney and partner in the firm of Litten and Sipe, L.L.P. in Harrisonburg, Virginia. He has been Treasurer/Assistant Secretary of the Corporation since 2000.

John K. Stephens, 62, has been Chairman of the Corporation since 2000 and President and Chief Executive Officer of Rockingham since 1994. He was elected Chairman of the Board of Rockingham in 1998. From 1990 to 1998, Mr. Stephens served as Vice Chairman of the Board of Rockingham.

Donald L. Unger, 63, has been President and Chief Executive Officer of the Corporation and Chief Executive Officer of Marathon since 1992. He was also President of Marathon from 1992 to 2004. He has served as a director of both the Corporation and Marathon since 1993. Mr. Unger was elected Chairman of Marathon in May 2000.

Incumbent Directors Whose Terms Expire in 2007

Walter H. Aikens, 55, has served as a director of the Corporation and of Marathon since 1998. He is President of H & W Construction Co., Inc. and President of Aikens Corporation, both in Winchester, Virginia, and develops real estate for rental property.

Meryl G. Kiser, 57, has served as a director of the Corporation since September 2003. He has been President – West Virginia Operations for Marathon since August 1, 2003 and is currently President of Premier Bank (In Organization), a new subsidiary that the Corporation is forming. Mr. Kiser was Chief Executive Officer of Jefferson Security Bank in Shepherdstown, West Virginia from 1994 to June 2003.

Paul R. Yoder, Jr., 63, has served as a director of the Corporation since 2000 and as a director of Rockingham since 1989. He is a physician and surgeon and is a partner in the professional firm of Rockingham Eye Physicians, P.C.

Executive Officers

John K. Stephens serves as Chairman of the Board of the Corporation and Donald L. Unger serves as President and Chief Executive Officer of the Corporation. Additional information with respect to these individuals is set forth above.

STOCK OWNERSHIP

Security Ownership of Management

The following table sets forth, as of February 15, 2005 certain information with respect to the beneficial ownership of shares of Common Stock by each of the members of the Board of Directors, by each of the executive officers named in the "Summary Compensation Table" below and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

The address for each of the following individuals is Premier Community Bankshares, Inc., 4095 Valley Pike, Winchester, Virginia 22602.

Name	Number of Shares [1]	Percent of Class (%)
Walter H. Aikens	30,064	.61
Clifton L. Good	77,343	1.57
Stephen T. Heitz	20,936	.42
Joseph W. Hollis	74,201	1.50
Meryl G. Kiser	7,950	.16
Wayne B. Ruck	176,494	3.58
John K. Stephens	97,538	1.97
Donald L. Unger	46,833	.94
Paul R. Yoder, Jr.	89,685	1.82
All directors and executive officers as a group (9 persons)	621,044	12.37

(1) Amounts disclosed include shares of Common Stock that certain directors have the right to acquire upon the exercise of stock options exercisable within 60 days, as follows: Mr. Aikens, 2,000; Mr. Good, 12,600; Mr. Heitz, 8,000, Mr. Hollis, 4,000; Mr. Kiser, 5,000; Mr. Ruck, 8,000; Mr. Stephens, 15,000; Mr. Unger, 29,000; and Dr. Yoder, 8,000.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of February 15, 2005, regarding the number of shares of Common Stock beneficially owned by all persons known to the Corporation who own five percent or more of the outstanding shares of Common Stock.

Name and Address	Common Stock Beneficially Owned	Percentage of Class
Banc Fund V L.P. [(1)] Banc Fund VI L.P. 208 S. LaSalle Street Chicago, Illinois 60604	357,032	7.2%

(1) In a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2005 (the "Schedule 13G/A"), Banc Fund V L.P. reported beneficial ownership of, including sole voting and dispositive power with respect to, 226,127 shares of Common Stock and Banc Fund VI L.P. reported similar beneficial ownership of 130,905 shares of Common Stock, as of December 31, 2004. Banc Fund V L.P. and Banc Fund VI L.P. are under common control, according to the Schedule 13G/A.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Corporation's directors and executive officers, and any persons who own more than 10% of the outstanding shares of Common Stock, to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of Common Stock. Officers and directors are required by SEC regulations to furnish the Corporation with copies of all Section 16(a) reports that they file. Based solely on review of the copies of such reports furnished to the Corporation or written representation that no other reports were required, the Corporation believes that, during fiscal year 2004, all filing requirements applicable to its officers and directors were complied with, except that Walter H. Aikens inadvertently filed late a report on Form 4 covering the exercise of stock options in December 2003 and Clifton L. Good inadvertently filed late a report on Form 4 covering the purchase of shares of Common Stock in November 2004.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

The business and affairs of the Corporation are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and the Corporation's Articles of Incorporation and Bylaws. Members of the Board are kept informed of the Corporation's business through discussions with the Chairman, the President and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

Independence of the Directors

The Board of Directors has determined that the following six individuals of its nine members are independent as defined by the listing standards of the Nasdaq Stock Market ("Nasdaq"): Walter H. Aikens, Clifton L. Good, Stephen T. Heitz, Joseph W. Hollis, Wayne B. Ruck, and Paul R. Yoder, Jr. In

reaching this conclusion, the Board considered that the Corporation and its subsidiary banks conduct business with companies of which certain members of the Board or members of their immediate families are or were directors or officers.

Code of Ethics

The Board of Directors has approved a Code of Ethics for Senior Financial Officers for the Corporation's Chief Executive Officer and principal financial officers. The Code of Ethics is designed to promote honest and ethical conduct, proper disclosure of financial information in the Corporation's periodic reports, and compliance with applicable laws, rules, and regulations by the Corporation's senior officers who have financial responsibilities. The Code of Ethics is available on the Corporation's web page at www.premiercommunitybankshares.com. Each of the Corporation's subsidiary banks has a Code of Ethics and Standards of Conduct for officers and employees.

Board and Committee Meeting Attendance

There were 12 meetings of the Board of Directors in 2004. Each incumbent director attended greater than 75% of the aggregate number of meetings of the Board of Directors and meetings of committees of which the director was a member in 2004.

Committees of the Board

The Corporation has an Audit Committee, a Compensation/Options Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling the Board's oversight responsibility to the shareholders relating to the integrity of the Corporation's financial statements, the Corporation's compliance with legal and regulatory requirements, the qualifications, independence and performance of the Corporation's independent auditor and the performance of the internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation. The Board of Directors has adopted a written charter for the Audit Committee, and it is available on the Corporation's web page at www.premiercommunitybankshares.com.

The members of the Audit Committee are Joseph W. Hollis, Chairman, Clifton L. Good and Wayne B. Ruck, all of whom the Board in its business judgment has determined are independent as defined by Nasdaq's listing standards. The Board of Directors also has determined that all of the members of the Audit Committee have sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that Mr. Hollis qualifies as an audit committee financial expert as defined by SEC regulations.

The Audit Committee met seven times in 2004. For additional information regarding the Audit Committee, see "Audit Committee Report" on page 15 of this Proxy Statement.

Compensation/Options Committee

The Compensation/Options Committee reviews senior management's performance and compensation and reviews and sets guidelines for compensation of all employees. All decisions by the

Compensation/Options Committee relating to the compensation of the Corporation's executive officers are reported to the full Board of Directors.

The members of the Compensation/Options Committee are Walter H. Aikens, Chairman, Stephen T. Heitz and Paul R. Yoder, Jr., all of whom the Board in its business judgment has determined are independent as defined by Nasdaq's listing standards. The Compensation/Options Committee met four times in 2004. For additional information regarding the Compensation/Options Committee, see "Compensation/Options Committee Report on Compensation of Executive Officers" on page 8 of this Proxy Statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee reviews the qualification and independence of the members of the Board of Directors and its various committees on a periodic basis as well as the composition of the Board as a whole, evaluates the performance of incumbent Directors in determining consideration for re-election, recommends Board nominees for election as directors and provides guidance on Board and corporate governance issues. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, and it is available on the Corporation's web page at www.premiercommunitybankshares.com.

The members of the Nominating and Corporate Governance Committee are Walter H. Aikens, Stephen T. Heitz and Paul R. Yoder, Jr., all of whom the Board in its business judgment has determined are independent as defined by Nasdaq's listing standards. The Nominating and Corporate Governance Committee was formed in 2004 and did not meet in 2004.

Shareholders entitled to vote for the election of directors may submit candidates for consideration by Corporation if the Corporation receives timely written notice, in proper form, for each such recommended director nominee. If the notice is not timely and in proper form, the nominee will not be considered by the Corporation. To be timely for the 2006 annual meeting, the notice must be received within the time frame set forth in "Proposals for 2006 Annual Meeting of Shareholders" on page 16 of this Proxy Statement. To be in proper form, the notice must include each nominee's written consent to be named as a nominee and to serve, if elected, and information about the shareholder making the nomination and the person nominated for election. These requirements are more fully described in Section 1.5 of the Corporation's Bylaws, a copy of which will be provided, without charge, to any shareholder upon written request to the Secretary of the Corporation, whose address is Premier Community Bankshares, Inc., 4095 Valley Pike, Winchester, Virginia 22602.

The Corporation's independent directors consider, at a minimum, the following factors in recommending to the Board potential new directors, or the continued service of existing directors:

- the ability of the prospective nominee to represent the interests of the shareholders of the Corporation;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards; and

- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board of Directors.

Executive Sessions

Executive sessions where non-employee directors meet on an informal basis are scheduled either before or after each regularly scheduled Board meeting. At least once a year, the Board schedules an executive session including only independent directors. The chairman for executive sessions rotates based on the subjects to be discussed at those sessions.

Annual Meeting Attendance

The Corporation encourages members of the Board of Directors to attend the annual meeting of shareholders. All of the directors attended the 2004 annual meeting.

Communications with Directors

Any director may be contacted by writing to him c/o Premier Community Bankshares, Inc., 4095 Valley Pike, Winchester, Virginia 22602. Communications to the non-management directors as a group may be sent to the same address, c/o the Secretary of the Corporation. The Corporation promptly forwards, without screening, all such correspondence to the indicated directors.

Director Compensation

Each director of the Corporation is paid an annual retainer fee of $6,500 and directors' fees for meetings attended as follows:

Board of Directors Meetings	$ 600
Audit and Compensation/Options Committee Meetings	$ 250

Joseph W. Hollis, as Chairman of the Audit Committee, receives an additional $250 per Audit Committee meeting (for a total of $500 per meeting).

EXECUTIVE COMPENSATION AND RELATED TRANSACTIONS

Compensation/Options Committee Report on Compensation of Executive Officers

The Compensation/Options Committee (the "Committee"), which is composed of the non-employee directors of the Corporation listed below, recommends to the Board of Directors of the Corporation the annual salary levels and any bonuses to be paid to the Corporation's executive officers – Donald L. Unger, President and Chief Executive Officer, and John K. Stephens, Chairman of the Board. The Committee also makes recommendations to the Board of Directors regarding the issuance of stock options and other compensation related matters.

The primary objective of the Corporation's executive compensation program is to provide competitive levels of compensation to attract and retain highly skilled and motivated executive officers who will manage the Corporation in a manner to promote its growth and profitability and advance the interest of the Corporation's shareholders. As such, the compensation program is designed to provide

levels of compensation that are reflective of both the individual's and the Corporation's performance in achieving its goals and objectives.

The elements of the Corporation's compensation program include base annual salary, annual bonues and long-term incentives through the grants of stock options under the Corporation's 1996 Long Term Incentive Plan and 2002 Long Term Incentive Plan, both of which were approved by shareholders. The Corporation no longer issues any grants or awards under the 1996 Long Term Incentive Plan.

The Committee establishes annual salary ranges for both executive officer positions. In establishing these ranges, the Committee balances the need to offer salaries that are competitive with peer companies with the need to maintain careful control of salary and benefits expense. The Committee sets base salaries at levels competitive with amounts paid to senior executives with comparable qualifications, experience and responsibilities after comparing salary ranges of similarly sized banks located in Virginia. The Virginia Bankers Association Salary Survey of Virginia Banks is used for comparison of salaries paid for similar positions and responsibilities. In making compensation determinations for 2004, the Committee evaluated the performance of the executive officers based on the financial performance of the Corporation, achievements in implementing the Corporation's long-term strategy, and the personal observations of the executive officers' performance by the members of the Committee. No particular weight was given to any particular aspects of the performance of the executive officers.

In addition, Mr. Unger's compensation is governed by an employment agreement. Under the terms of that agreement, he is eligible for base salary increases and bonuses as the Committee may determine.

Each year, the Committee also considers the desirability of granting long-term incentive awards under the 2002 Long Term Incentive Plan. The Committee believes that grants of options focus the Corporation's executive management on building profitability and shareholder value. The Committee notes in particular its view that stock option grants afford a desirable long-term compensation method because they closely ally the interest of management with shareholder value. In fixing the grants of stock options to executive officers, the Committee takes into account the respective scope of accountability and contributions of each executive officer. The Committee elected to not make any grants to either executive officer under the 2002 Long Term Incentive Plan in 2004.

Compensation/Options Committee
Walter H. Aikens
Stephen T. Heitz
Paul R. Yoder, Jr.

Compensation/Options Committee Interlocks and Insider Participation

No member of the Compensation/Options Committee is a current or former officer of the Corporation or any of its subsidiaries. In addition, there are no compensation/options committee interlocks with other entities with respect to any such member.

Executive Officer Compensation

The following table presents information concerning the compensation of Messrs. Stephens and Unger. This table presents compensation for services rendered in all capacities to the Corporation and its subsidiaries by Mr. Stephens and by Mr. Unger in 2004, 2003 and 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation	
Name	Year	Salary	Bonus	Other Annual Compen-sation ($)	Securities Underlying Options (#)	All Other Compensation [1]
John K. Stephens	2004	$159,174	$28,941	*	--	$29,593 [2]
Chairman	2003	151,594	27,500	*	--	27,186
	2002	141,900	26,250	*	--	22,898
Donald L. Unger	2004	$150,491	$60,000	*	--	$270,303 [3]
President and Chief	2003	143,325	32,563	*	--	32,707
Executive Officer	2002	136,500	26,250	*	--	30,624

* All benefits that might be considered of a personal nature did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for all officers named in the table.

(1) For Mr. Stephens, amounts represent contributions to the Rockingham Heritage Bank Employee Retirement Plan on behalf of Mr. Stephens and director's fees from the Corporation. For Mr. Unger, amounts represent contributions to Marathon's 401(k) Plan on behalf of Mr. Unger pursuant to Mr. Unger's employment agreement, directors' fees from the Corporation and Marathon, compensation attributable to life insurance premiums paid by the Corporation pursuant to the Corporation's split-dollar life insurance plan and, for 2004, dollar amounts attributable to the deferred compensation earned by Mr. Unger in Marathon's deferred compensation plan.

(2) Amounts represent $16,460 in contributions to the Rockingham Heritage Bank Employee Retirement Plan on behalf of Mr. Stephens and $13,133 in director's fees from the Corporation.

(3) Amounts represent $16,981 in contributions to Marathon's 401(k) Plan on behalf of Mr. Unger pursuant to Mr. Unger's employment agreement, $24,733 in directors' fees from the Corporation and Marathon, $1,200 in compensation attributable to life insurance premiums paid by the Corporation pursuant to the Corporation's split-dollar life insurance plan and $227,389 that were attributable to the deferred compensation earned by Mr. Unger in Marathon's deferred compensation plan. See "Deferred Compensation Plans" below for additional details.

Deferred Compensation Plans

During 2004, a deferred compensation plan and split dollar life insurance plan were adopted for selected employees of Marathon, including Mr. Unger. Under these plans, the benefit is equal to 25% of the individual employee's final compensation at time of retirement. Benefits are to be paid in monthly installments commencing at retirement for a period of 180 months. The plans provide that if employment is terminated for reasons other than retirement or disability, the benefit is reduced based upon a vesting schedule. If death occurs prior to termination of service, no retirement benefits are paid but a life

insurance benefit of up to three times compensation is paid to the employees' beneficiary. The deferred compensation charged to expense for 2004, based on the present value of the retirement benefits, was $304,054, including $227,389 attributable to Mr. Unger. The plans are unfunded; however, life insurance has been acquired on the life of employees in amounts sufficient to offset the expense of the obligations.

Stock Options

The Corporation did not grant any stock options to Messrs. Stephens and Unger during 2004. The following table sets forth information with respect to the exercise of stock options by held by Messrs. Stephens and Unger in 2004 and the amount and value of stock options held by them as of December 31, 2004:

Fiscal Year End Option Values

	Shares Acquired on Exercise (#)	Value Realized ($) [1]	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-The-Money Options at December 31, 2004 ($)[2]	
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John K. Stephens	--	--	15,000	- 0 -	197,700	- 0 -
Donald L. Unger	10,000	149,000	29,000	- 0 -	414,420	- 0 -

(1) The value realized was calculated by determining the difference between (i) the fair market value of Common Stock underlying the options at the date of exercise and (ii) the exercise price of the options.

(2) The value of unexercised in-the-money options at fiscal year end was calculated by determining the difference between (i) the fair market value of Common Stock underlying the options at December 31, 2004 and (ii) the exercise price of the options.

Equity Compensation Plan Information

The following table summarizes information concerning the Corporation's equity compensation plans at December 31, 2004:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options and Warrants	Weighted Average Exercise Price of Outstanding Options and Warrants	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column)
Equity compensation plans approved by shareholders [1]			
1996 Long Term Incentive Plan	42,875	$ 5.26	0
2002 Long Term Incentive Plan	212,625	8.83	361,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	255,500	$ 8.23	361,000

(1) The Corporation has two stock option plans, the 1996 Long Term Incentive Plan and the 2002 Long Term Incentive Plan, both of which were approved by shareholders. The Corporation no longer issues any grants or awards under the 1996 Long

Term Incentive Plan. The 2002 Long Term Incentive Plan, which replaced the 1996 Long Term Incentive Plan, authorizes the issuance of up to 650,125 shares of Common Stock. This amount includes any unissued shares under outstanding grants or awards under the 1996 Long Term Incentive Plan (as disclosed in the table), and any shares that had been previously issued under that plan but were forfeited, expired, canceled or settled without the issuance of shares of Common Stock under that plan.

Employment Agreement

The Corporation and Mr. Unger entered into an employment agreement on April 1, 1998 (the "Agreement"). The Agreement was automatically renewed on March 31, 2004 for a one-year period, and will automatically renew for successive one-year periods thereafter unless expressly terminated by the Corporation.

As compensation under the Agreement, Mr. Unger currently receives a base salary of $150,491. As additional compensation under the Agreement and at the election and in the discretion of the Board of Directors, Mr. Unger may receive a bonus in the form of cash or options to purchase shares of Common Stock. The Agreement permits Mr. Unger to participate in any benefit plans adopted by the Corporation under the same terms and conditions as other employees of the Corporation.

In the event of a change in control of the Corporation, the Agreement provides that Mr. Unger shall receive a cash payment equal to the greater of (i) the amount of salary due to Mr. Unger for the remainder of the term of the Agreement or (ii) the product of his annual salary and the multiple of the book value per share of Common Stock received by the Corporation's shareholders in connection with such change of control, provided such multiple does not exceed three.

Certain Relationships and Related Transactions

Some of the directors and officers of the Corporation and their families are at present, as in the past, customers of one of the banking subsidiaries of the Corporation, and have had and expect to have transactions with one or more of the subsidiary banks in the ordinary course of business. In addition, some of the directors and officers of the Corporation or its subsidiaries are at present, as in the past, also directors and officers of corporations that are customers of the subsidiary banks and that have had or expect to have transactions with the subsidiary banks in the ordinary course of business. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

As of December 31, 2004, the aggregate amount of loans, direct and indirect, from Marathon and Rockingham to the directors and executive officers of the Corporation, Marathon and Rockingham, and entities in which they own significant interest, was $5,899,000.

Rockingham has a lease agreement with Village Square Plaza, LLC, of which Wayne B. Ruck, a director of the Corporation, owns 16.7%. The lease relates to Rockingham's branch at 54 Franklin Street, Suite 102, Weyers Cave, Virginia. The lease became effective in December 2000 and terminates in December 2026. The rent paid on the lease totaled $33,617 for the year 2004.

The firm of Litten and Sipe, L.L.P. of which Stephen T. Heitz, a director of the Corporation, is a partner, rendered legal services to Rockingham in 2004.

Stock Performance Graph

The following graph compares the cumulative total return to the shareholders of the Corporation for the last five fiscal years with the total return on the Nasdaq Composite Index and the SNL Southeast Bank Index, as reported by SNL Financial LC, assuming an investment of $100 in shares of Common Stock on December 31, 1999, and the reinvestment of dividends.



Index	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
	Period Ending					
Premier Community Bankshares, Inc.	100.00	84.48	142.10	173.65	302.55	354.45
NASDAQ Composite	100.00	60.82	48.16	33.11	49.93	54.49
SNL Southeast Bank Index	100.00	100.41	125.09	138.18	173.52	205.78

PROPOSAL TWO

APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, upon recommendation by the Corporation's Audit Committee, has appointed, subject to shareholder approval, the firm of Yount, Hyde & Barbour, P.C. as independent public accountants to audit the consolidated financial statements of the Corporation for the fiscal year ending December 31, 2005. Yount, Hyde & Barbour, P.C. audited the financial statements of the Corporation for the year ended December 31, 2004. A majority of the votes cast by holders of shares of Common Stock is required for the ratification of the appointment of the independent public accountants.

Representatives of Yount, Hyde & Barbour, P.C. are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPOINTMENT OF YOUNT, HYDE & BARBOUR, P.C. AS THE CORPORATION'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

AUDIT INFORMATION

The following provides information about the Company's independent public accountants and their relationship with the Company and the Audit Committee.

Fees of Independent Public Accountants

Audit Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services rendered for the audit of the Corporation's annual financial statements for the fiscal years ended December 31, 2004 and 2003, and attestation on management's assertion regarding the adequacy of internal controls in accordance with Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2004, and for the review of the financial statements included in the Corporation's Quarterly Reports on Form 10-Q, and services that are normally provided in connection with statutory and regulatory filings and engagements, for those fiscal years were $102,650 for 2004 and $60,850 for 2003.

Audit-Related Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and not reported under the heading "Audit Fees" above for the fiscal years ended December 31, 2004 and 2003 were $34,412 and $54,340, respectively. During 2004 and 2003, these services included Information Technology systems audit, ACH agreed-upon procedures, FHLB agreed-upon procedures, Public Funds agreed-upon procedures and other related issues.

Tax Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2004 and 2003 were

$4,400 and $3,800, respectively. During 2004 and 2003, these services included the preparation of federal and state tax returns.

All Other Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for all other services rendered to the Corporation for the fiscal year ended December 31, 2004 were $30,500. Other services included review of filings related to the stock offering and formation of new bank. There were no fees billed by Yount, Hyde & Barbour, P.C. for any other services rendered to the Corporation for the fiscal year ended December 31, 2003.

Pre-Approved Policies and Procedures

All services not related to the annual audit and quarterly review of the Corporation's financial statements, as described above, were pre-approved by the Audit Committee, which concluded that the provision of such services by Yount, Hyde & Barbour, P.C. was compatible with the maintenance of that firms' independence in the conduct of their auditing functions. The Audit Committee's Charter, which is available on the Corporation's web page at www.premiercommunitybankshares.com, provides for pre-approval of audit, audit-related and tax services. The Charter authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

Audit Committee Report

Management is responsible for the Corporation's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. The independent auditor is responsible for performing an independent audit of the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, for filing with the SEC. By recommending to the Board of Directors that the audited financial statements be so included, the Audit Committee is not opining on the accuracy, completeness or presentation of the information contained in the audited financial statements.

Audit Committee
Joseph W. Hollis, Chairman
Clifton L. Good
Wayne B. Ruck

PROPOSALS FOR 2006 ANNUAL MEETING OF SHAREHOLDERS

Under the regulations of the SEC, any shareholder desiring to make a proposal to be acted upon at the 2006 annual meeting of shareholders must cause such proposal to be received, in proper form, at the Corporation's principal executive offices at 4095 Valley Pike, Winchester, Virginia 22602 no later than December 2, 2005, in order for the proposal to be considered for inclusion in the Corporation's Proxy Statement for that meeting. The Corporation presently anticipates holding the 2006 annual meeting of shareholders on May 2, 2006.

The Corporation's Bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders' meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director at the 2006 annual meeting of shareholders, notice of nomination must be received by the Secretary of the Corporation not less than 45 days prior to the date of the 2006 annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. For a shareholder to bring other business before the 2006 annual meeting of shareholders, notice must be received by the Secretary of the Corporation not less than 45 days prior to the date of the 2006 annual meeting. The notice must include a description of the proposed business, the reasons therefor, and other specified matters. Any shareholder may obtain a copy of the Corporation's Bylaws, without charge, upon written request to the Secretary of the Corporation. Based upon an anticipated date of May 2, 2006 for the 2006 annual meeting of shareholders, the Corporation must receive any notice of nomination or other business no later than March 18, 2006.

OTHER MATTERS

The Board of Directors knows of no other matters that may come before this meeting. If any matters other than those referred to should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their best judgment.

THE CORPORATION'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, INCLUDING FINANCIAL STATEMENTS, IS BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL COPIES OF THE CORPORATION'S ANNUAL REPORT MAY BE OBTAINED WITHOUT CHARGE BY WRITING TO THE SECRETARY, PREMIER COMMUNITY BANKSHARES, INC., WHOSE ADDRESS IS 4095 VALLEY PIKE, WINCHESTER, VIRGINIA 22602. THE ANNUAL REPORT IS NOT PART OF THE PROXY SOLICITATION MATERIALS.

By Order of the Board of Directors

Joseph W. Hollis, Secretary